Exhibit 99.13

MASTER TRUST INDENTURE

High Speed Rail Facilities Provider Inc.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to

High Speed Rail and Ancillary Projects Revenue Bond

20,000,000,000 USD

High Speed Rail Facilities Provider Inc.

Direct Issuer

Revenue Bonds

SERIES 2016

Ameri Metro Inc.
as
Horizontal and Vertical Site Improvements Developer

For

High Speed Rail and Ancillary Projects

.

Morgan Stanley

AS
Broker of record

Voya

FOR

Wealth management services related
TO
.   **High Speed Rail Facilities Provider Inc.**

Dated as of _____ 2016

TABLE OF CONTENTS

                                                                                    Page

ARTICLE I DEFINITIONS 3

    Section 101.   Meaning of Words and Terms 3
    Section 102.   Rules of Construction.. 13

ARTICLE II FORM, EXECUTION, DELIVERY AND DESIGNATION OF BONDS 14

    Section 201.   Issuance of Bonds 14
    Section 202.   Details of Bonds 14
    Section 203.   Execution and Form of Bonds 15
    Section 204.   Registration and Transfer of Bonds 15
    Section 205.   Ownership of Bonds 15
    Section 206.   Special Obligations 15
    Section 207.   Authorization of Bonds 16
    Section 208.   Temporary Bonds 17
    Section 209.   Mutilated, Destroyed or Lost Bonds 17
    Section 210.   Pari Passu Obligations Under Credit Agreements 18
    Section 211.   Tax Status of Bonds 18

ARTICLE III REDEMPTION OF BONDS 19

    Section 301.   Redemption Generally 19
    Section 302.   Notice of Redemption; Procedure for Selection................... 19
    Section 303.   Effect of Calling for Redemption 20
    Section 304.   Cancellation 21

ARTICLE IV ACQUISITION AND CONSTRUCTION FUND 22

    Section 401.   Acquisition and Construction Fund 22
    Section 402.   Payments From Acquisition and Construction Fund 22
    Section 403.   Cost of Project 22
    Section 404.   Disposition of Balances in Acquisition and Construction Fund........... 23

ARTICLE V ESTABLISHMENT OF FUNDS AND APPLICATION THEREOF 24

    Section 501.   Lien 24
    Section 502.   Establishment of Funds and Accounts 24
    Section 503.   Acquisition and Construction Fund 25

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Section 504.   Revenue Fund and Series Revenue Accounts 26

Section 505.   Debt Service Fund and Series Debt Service Account.......................... 26

Section 506.   Optional Redemption 28

Section 507.   Rebate Fund and Series Rebate Accounts.. 28

Section 508.   Investment of Funds and Accounts... 29

Section 509.   Deficiencies and Surpluses in Funds 30

Section 510.   Investment Income.. 31

Section 511.   Cancellation of the Bonds ....

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ARTICLE VI CONCERNING THE TRUSTEE 32

    Section 601.   Acceptance of Trust 32
    Section 602.   No Responsibility for Recitals.. 32
    Section 603.   Trustee May Act Through Agents; Answerable Only for Willful Misconduct or Gross Negligence 32
    Section 604.   Compensation and Indemnity.. 32
    Section 605.   No Duty to Renew Insurance 33
    Section 606.   Notice of Default; Right to Investigate 33
    Section 607.   Obligation to Act on Default 33
    Section 608.   Reliance by Trustee... 33
    Section 609.   Trustee May Deal in Bonds 33
    Section 610.   Construction of Ambiguous Provision.................................. 33
    Section 611.   Resignation of Trustee 34
    Section 612.   Removal of Trustee.. 34
    Section 613.   Appointment of Successor Trustee 34
    Section 614.   Qualification of Successor Trustee 35
    Section 615.   Instruments of Succession 35
    Section 616.   Merger of Trustee 35
    Section 617. Resignation of Escrow Agent, Paying Agent or Bond Registrar 35
    Section 618. Removal of Escrow Agent, Paying Agent or Bond Registrar 36
    Section 619.   Appointment of Successor Escrow Agent, Paying Agent or Bond Registrar 36
    Section 620.   Qualifications of Successor Escrow Agent, Paying Agent or Bond Registrar 36
    Section 621.   Acceptance of Duties by Successor Escrow Agent, Paying Agent or Bond Registrar.. 36
    Section 622.   Successor by Merger or Consolidation 37
    Section 623.   Patriot Act Requirements of the Trustee 37

ARTICLE VII FUNDS CONSTITUTE TRUST FUNDS 38

    Section 701.   Trust Funds 38

ARTICLE VIII COVENANTS AND AGREEMENTS OF THE ISSUER 39

    Section 801.   Payment of Bonds 39
    Section 802.   Extension of Payment of Bonds 39
    Section 803.   Further Assurance 39
    Section 804.   Power to Issue Bonds and Create a Lien.............................. 39
    Section 805.   Power to Undertake Projects and to Collect Pledged Revenue............ 39
    Section 806.   Sale of Projects 40
    Section 807. Completion and Maintenance of Projects 40
    Section 808.   Accounts and Reports 40
    Section 809.   Arbitrage and Other Tax Covenants 41
    Section 810.   Payment of Tolls 41
    Section 811. Method of Collection of Assessments, Charges and Fees.................... 41
    Section 812. Deposit of Proceeds from Sale of Property 42

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Section 813. No Other Obligations Payable from Assessments, Charges or Fees.... 42
Section 814. General 42
Section 815. Secondary Market Disclosure... 42

ARTICLE IX EVENTS OF DEFAULT AND REMEDIES 43

Section 901. Extension of Interest Payment 43
Section 902. Events of Default 43
Section 903. No Acceleration of Maturities of Bonds of a Series 44
Section 904. Enforcement of Remedies 44
Section 905. Pro Rata Application of Funds Among Owners of a Series of Bonds ... 45
Section 906. Effect of Discontinuance of Proceedings 46
Section 907. Restriction on Individual Owner Actions................................. 46
Section 908. No Remedy Exclusive... 46
Section 909. Delay Not a Waiver 46
Section 910. Right to Enforce Payment of Bonds 46
Section 911. No Cross Default Among Series... 46
Section 912. Indemnification... 47

ARTICLE X EXECUTION OF INSTRUMENTS BY OWNERS AND PROOF OF OWNERSHIP OF BONDS.. 48

Section 1001. Execution of Instruments by Owners and Proof of Ownership of Bonds 48
Section 1002. Deposit of Bonds 48

ARTICLE XI SUPPLEMENTAL INDENTURES... 49

Section 1101. Supplemental Indentures 49
Section 1102. Supplemental Indentures With Owner Consent 49
Section 1103. Opinion of Bond Counsel With Respect to Supplemental Indenture 51
Section 1104. Supplemental Indenture Part of Indenture 51
Section 1105. Insurer or Issuer of a Credit or Liquidity Facility as Owner of Bonds .. 51

ARTICLE XII DEFEASANCE 53

Section 1201. Defeasance and Discharge of the Lien of this Master Indenture and Supplemental Indentures 53
Section 1202. Moneys Held in Trust 56

ARTICLE XIII MISCELLANEOUS PROVISIONS 57

Section 1301. Effect of Covenant 57
Section 1302. Manner of Giving Notice to the Issuer and the Trustee 57
Section 1303. Manner of Giving Notice to the Owners 57
Section 1304. Successorship of Issuer Officers.. 59
Section 1305. Inconsistent Provisions... 59
Section 1306. Further Acts; Counterparts 59
Section 1307. Headings Not Part of Indenture 59
Section 1308. Effect of Partial Invalidity 59

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Section 1309.   Effective Date 59

EXHIBIT A: FORM OF REQUISITION... A-1

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MASTER TRUST INDENTURE

THIS IS A MASTER TRUST INDENTURE, dated as of _____, 2016, by and between Global Infrastructure Finance & Development Authority, Inc., a Pennsylvania nonprofit corporation (the "Direct Issuer"), and HSRF STATUTORY TRUST, a STATUTORY trust as trustee (the "Trustee")

WHEREAS, the Issuer is a nonprofit corporation exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended; and,

WHEREAS, the Issuer was organized for the purpose of acting as a parent corporation to, or umbrella organization for, related Sub-Issuers (as hereinafter defined) and to facilitate the provision of transportation services by the Sub-Issuers (the "Project"); and,

WHEREAS, each Sub-Issuer or Direct Issuer shall mean a nonprofit corporation or corporations organized for the purpose of financing, acquisition, construction, operation, management, and maintenance of a high-speed rail system for passenger and freight transportation within certain but not limited to rail corridors, and other transportation services. To be the funder via tax exempt or taxable bond offerings for the privet or publicly traded companies that create 10 or more jobs and or are Companies or organization(s) that has economic, social, health and welfare, scholarly impact on the public, related and or non-related companies to the Incorporator of sub and or direct issuer worldwide and throughout United States of America. To finance the operations of related companies, together with transportation and global infrastructure related undertakings, such as water, sewer, energy and utility plants, broad band internet projects, power grid projects, cell towers and telecommunication projects, natural gas pipelines, petroleum pipelines, petroleum farms, and distribution facilities, and similar transportation and infrastructure projects; and other related ancillary projects Including housing projects worldwide and throughout United States of America.

WHEREAS, the Direct Issuer deems it advisable to borrow money and to issue its Revenue Bonds to finance certain costs associated with the creation and development of the Sub-Issuers including, but not limed to, money loaned to a Sub-Issuer by the Direct Issuer, and to mortgage and pledge as security for the Bonds any assets of the Direct Issuer and any revenue to be derived from its operations including, but not limed to, money repaid to the Direct Issuer by a Sub-Issuer; and,

WHEREAS, the execution and delivery of the Bonds and of this Master Indenture have been duly authorized by the Governing Body of the Direct Issuer and all things necessary to make the Bonds, when executed by the Direct Issuer and authenticated by the Trustee, valid and binding legal obligations of the Direct Issuer and to make this Master Indenture a valid and binding agreement and a valid and binding lien on the Trust Estate (hereinafter defined) have been done.

NOW, THEREFORE, THIS MASTER TRUST INDENTURE WITNESSETH:

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GRANTING
CLAUSES

That the Direct Issuer, in consideration of the premises and acceptance by the Trustee of the trusts hereby created and the purchase and acceptance of the Bonds (hereafter defined) by the Owners (hereafter defined), and for other good and valuable consideration, the receipt of which is hereby acknowledged, in order to secure the payment of the principal of, premium, if any, and interest on the Bonds of a Series (hereafter defined) issued hereunder according to their tenor and effect and to secure the performance and observance by the Issuer of all of the covenants expressed or implied herein, in the Supplemental Indenture authorizing the issuance of such Series of Bonds and in the Bonds of such Series, does hereby assign and grant a security interest in the following (herein called the "Trust Estate") to the Trustee and its successors in trust, and assigns forever, for the securing of the performance of the obligations of the Issuer herein set forth: (i) the Pledged Revenues (hereinafter defined) and Pledged Funds (hereinafter defined); and (ii) any and all property of every kind or description which may from time to time hereafter be sold, transferred, conveyed, assigned, hypothecated, endorsed, deposited, pledged, granted or delivered to, or deposited with, the Trustee as security for any Series of Bonds issued pursuant to this Master Indenture by the Issuer or anyone on its behalf or with its consent, or which pursuant to any of the provisions hereof or of the Supplemental Indenture securing such Series of Bonds may come into the possession or control of the Trustee or of a lawfully appointed receiver, as such additional security, and the Trustee is hereby authorized to receive any and all such property as and for security for the payment of such Series of Bonds and the interest and premium, if any, thereon, and to hold and apply all such property subject to the terms hereof, it being expressly understood and agreed that except as otherwise provided herein or in a Supplemental Indenture the Trust Estate established and held hereunder for Bonds of a Series shall be held separate and in trust solely for the benefit of the Owners of the Bonds of such Series and for no other Series;

TO HAVE AND TO HOLD the Trust Estate, whether now owned or held or hereafter acquired, forever;

IN TRUST NEVERTHELESS, upon the terms and trusts herein set forth (a) for the equal and proportionate benefit and security of all present and future Owners of the Bonds of a Series, without preference of any Bond of such Series over any other Bond of such Series, (b) for enforcement of the payment of the Bonds of a Series, in accordance with their terms and the terms of this Master Indenture and the Supplemental Indenture authorizing the issuance of such Series of Bonds, and all other sums payable hereunder, under the Supplemental Indenture authorizing such Series of Bonds or on the Bonds of such Series, and (c) for the enforcement of and compliance with the obligations, covenants and conditions of this Master Indenture except as otherwise expressly provided herein, as if all the Bonds at any time Outstanding (hereafter defined) had been authenticated, executed and delivered simultaneously with the execution and delivery of this Master Indenture, all as herein set forth.

IT IS HEREBY COVENANTED, DECLARED AND AGREED (a) that this Master Indenture creates a continuing lien equally and ratably to secure the payment in full of the principal of, premium, if any, and interest on all Bonds of a Series which may from time to time be Outstanding hereunder, except as otherwise expressly provided herein, (b) that the Trust

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Estate shall immediately be subject to the lien of this pledge and assignment without any physical delivery thereof or further act, (c) that the lien of this pledge and assignment shall be a first lien and shall be valid and binding against all parties having any claims of any kind in tort, contract or otherwise against the Issuer, irrespective of whether such parties have notice thereof, and (d) that the Bonds of a Series are to be issued, authenticated and delivered, and that the Trust Estate is to be held, dealt with, and disposed of by the Trustee, upon and subject to the terms, covenants, conditions, uses, agreements and trusts set forth in this Master Indenture and the Issuer covenants and agrees with the Trustee, for the equal and proportionate benefit of the respective Owners from time to time of the Bonds of each respective Series, as follows:

ARTICLE I

DEFINITIONS

Section 101.   Meaning of Words and Terms. The following words and terms used in this Master Indenture shall have the following meanings, unless some other meaning is plainly intended:

"Accountant" shall mean the independent certified public accountant or independent certified public accounting firm retained by the Issuer to perform the duties of the Accountant under this Master Indenture.

"Accountant's Certificate" shall mean an opinion signed by an independent certified public accountant or firm of certified public accountants (which may be the Accountants) from time to time selected by the Issuer.

"Account" shall mean any account created pursuant to Section 502 hereof except amounts on deposit in the Series Rebate Account within the Rebate Fund.

"Accreted Value" shall mean, as of the date of computation with respect to any Capital Appreciation Bonds, an amount (truncated to three (3) decimal places) equal to the original principal amount of such Capital Appreciation Bonds at the date of issuance plus the interest accrued on such Bonds from the date of original issuance of such Capital Appreciation Bonds to the date of computation, such interest to accrue at the rate of interest per annum of the Capital Appreciation Bonds (or in accordance with a table of compound accreted values set forth in such Capital Appreciation Bonds), compounded semi-annually on each Interest Payment Date; provided, however, that if the date with respect to which any such computation is made is not an Interest Payment Date, the Accreted Value of any Bond as of such date shall be the amount determined by compounding the Accreted Value of such Bond as of the immediately preceding Interest Payment Date (or the date of original issuance if the date of computation is prior to the first Interest Payment Date succeeding the date of original issuance) at the rate of interest per annum of the Capital Appreciation Bonds for the partial semi-annual compounding period determined by dividing (x) the number of days elapsed (determined on the basis of a three hundred sixty (360) day year comprised of twelve (12) thirty (30) day months) from the

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immediately preceding Interest Payment Date (or the date of original issuance if the date of computation is prior to the first Interest Payment Date succeeding the date of original issuance), by (y) one hundred eighty (180). A table of Accreted Values for the Capital Appreciation Bonds shall be incorporated in a Supplemental Indenture executed by the Issuer upon issuance of any Capital Appreciation Bonds.

"Acquisition and Construction Fund" shall mean the fund so designated in, and created pursuant to, Section 502 hereof.

"Amortization Installments" shall mean the moneys required to be deposited in a Series Redemption Account within a Series Debt Service Account for the purpose of redeeming and paying when due any Term Bonds, the specific amounts and dates of such deposits to be set forth in a Supplemental Indenture.

"Authorized Denomination" shall mean, except as provided in any Supplemental Indenture relating to a Series of Bonds, mean the denomination of $100,000 or any larger amount that is an integral multiple of $5,000.

"Authorized Officer" shall mean any person authorized by the Issuer in writing directed to the Trustee to perform the act or sign the document in question.

"Bond Counsel" shall mean an attorney or firm of attorneys of nationally recognized standing in the field of law relating to municipal bonds selected by the Issuer.

"Bond Registrar" or **"Registrar"** shall mean the bank or trust company designated as such by Supplemental Indenture with respect to a Series of Bonds for the purpose of maintaining the registry of the Issuer reflecting the names, addresses, and other identifying information of Owners of Bonds of such Series.

"Bond Year" shall mean, unless otherwise provided in the Supplemental Indenture authorizing a Series of Bonds, the period commencing on the first day of July in each year and ending on the last day of June of the following year.

"Bonds" shall mean the Outstanding Bonds of all Series.

"Business Day" shall mean any day excluding Saturday, Sunday or any other day on which banks in the cities in which the designated corporate trust office of the Trustee, Escrow Agent or the Paying Agent are located are authorized or required by law or other governmental action to close and on which the Trustee, Escrow Agent or Paying Agent, or both, is closed.

"Capital Appreciation Bonds" shall mean Bonds issued under this Master Indenture and any Supplemental Indenture as to which interest is compounded periodically on each of the applicable periodic dates designated for compounding and payable in an amount equal to the then-current Accreted Value only at the maturity or earlier redemption thereof, all as so designated in a Supplemental Indenture of the Issuer providing for the issuance thereof.

"Capitalized Interest" shall mean, with respect to the interest due or to be due on a Series of Bonds prior to, during and for a period not exceeding one year after the completion of a

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Project to be funded by such Series, all or part of such interest which will be paid, or is expected to be paid, from the proceeds of such Series.

"Capitalized Interest Account" shall mean any Capitalized Interest account with respect to a Series of Bonds established within a Series Debt Service Account so designated in, and created pursuant to, Section 502 hereof and Supplemental Indenture issued under this Master Indenture, as authorized pursuant to this Master Indenture.

"Chairman" shall mean the Chairman of the Issuer or the person succeeding to his or her principal functions.

"Code" shall mean the Internal Revenue Code of 1986, as amended, or any successor provisions thereto and the regulations promulgated thereunder or under the Internal Revenue Code of 1954, as amended, if applicable, or any successor provisions thereto.

"Completion Bonds" shall mean Bonds issued pursuant to a Supplemental Indenture ranking on parity with the Series of Bonds issued under such Supplemental Indenture, the proceeds of which are to be used to complete the Project.

"Consulting Engineers" shall mean the independent engineer or engineering firm or corporation employed in connection with any Project to perform and carry out the duties of the Consulting Engineer under this Indenture or any Supplemental Indenture.

"Cost" as applied to a Project shall include the cost of acquisition and construction thereof and all obligations and expenses relating thereto including, but not limited to, those items of cost which are set forth in Section 403 hereof.

"Credit or Liquidity Facility" shall mean a letter of credit, a municipal bond insurance policy, a surety bond or other similar agreement issued by a banking institution or other entity satisfactory to the Issuer and providing for the payment of the principal of, interest on or purchase price of a Series of Bonds or any alternate or substitute Credit or Liquidity Facility if then in effect.

"Current Interest Bonds" shall mean Bonds of a Series the interest on which is payable at least annually.

"Date of Completion" with respect to a Project shall mean: (i) the date upon which such Project and all components thereof have been acquired or constructed and are capable of performing the functions for which they were intended, as evidenced by an Engineers' Certificate filed with the Trustee and the Issuer; or (ii) the date on which the Issuer determines, upon the recommendation of or in consultation with the Consulting Engineer, that it cannot complete such Project in a sound and economical manner within a reasonable period of time as evidenced by an Engineers' Certificate filed with the Trustee and the Issuer; provided that in each case such certificate of the Consulting Engineer shall set forth the amount of all Costs of such Project which have theretofore been incurred, but which on the Date of Completion is or will be unpaid or unreimbursed.

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"**Debt Service**" shall mean collectively the principal (including Amortization Installments), interest, and redemption premium, if any, payable with respect to the Bonds.

"**Debt Service Fund**" shall mean the fund so designated in, and created pursuant to, Section 502 hereof.

"**Depository**" shall mean any bank or trust company duly authorized by law to engage in the banking business and designated by the Issuer as a depository of moneys subject to the provisions of this Master Indenture.

"**Developer**" shall mean Ameri Metro, Inc., a Delaware corporation and any successors and assigns.

"**Direct Issuer(s)**" shall mean a nonprofit corporation or corporations organized for the purpose of financing, acquisition, construction, operation, management, and maintenance of a high-speed rail system for passenger and freight transportation within certain but not limited to rail corridors, and other transportation services. To be the funder via tax exempt or taxable bond offerings for the privet or publicly traded companies that create 10 or more jobs and or are Companies or organization(s) that has economic, social, health and welfare, scholarly impact on the public, related and or non-related companies to the Incorporator of sub and or direct issuer worldwide and throughout United States of America. To finance the operations of related companies, together with transportation and global infrastructure related undertakings, such as water, sewer, energy and utility plants, broad band internet projects, power grid projects, cell towers and telecommunication projects, natural gas pipelines, petroleum pipelines, petroleum farms, and distribution facilities, and similar transportation and infrastructure projects; and other related ancillary projects Including housing projects worldwide and throughout United States of America.

"**Engineers' Certificate**" shall mean a certificate of the Consulting Engineers or of such other engineer or firm of engineers having a favorable repute for skill and experience in the engineering matters with respect to which such certification is required by this Master Indenture.

"**Escrow Agent**" shall mean the agent appointed from time to time by the Trustee.

"**Event of Default**" shall mean any of the events in Section 902.

"**Federal Securities**" shall mean, to the extent permitted by law for investment as contemplated in this Master Indenture and any Supplemental Indenture, (i) Government Obligations, (ii) any Tax Exempt Obligations which are fully secured as to principal and interest by an irrevocable pledge of Government Obligations, which Government Obligations are segregated in trust and pledged for the benefit of the holders of the Tax Exempt Obligations, (iii) certificates of ownership of the principal or interest of Government Obligations, which Government Obligations are held in trust and (iv) investment agreements at least 100% collateralized by obligations described in clauses (i), (ii) or (iii) above.

"**Fiscal Year**" shall mean the fiscal year of the Issuer in effect from time to time, which shall initially mean the period commencing on the first day of October of any year and ending on the last day of September of the following year.

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"Funds" shall mean any fund, except the Rebate Fund, created pursuant to Section 502 hereof.

"Governing Body" shall mean the board of directors of the Issuer.

"Government Obligations" shall mean direct obligations of, or obligations the payment of which is unconditionally guaranteed by, the United States of America.

"Indenture" shall mean this Master Indenture, as amended and supplemented from time to time by a Supplemental Indenture or indentures, and shall mean, when used with respect to a Series of Bonds issued hereunder, this Master Indenture, as amended and supplemented by the Supplemental Indenture relating to such Series of Bonds.

"Insurer" shall mean the issuer of any municipal bond insurance policy insuring the timely payment of the principal of and interest on Bonds or any Series of Bonds.

"Interest Payment Date" shall mean the dates specified in a Supplemental Indenture with respect to a Series of Bonds upon which the principal of and/or interest on Bonds of such Series shall be due and payable in each Bond Year.

"Investment Obligations" shall mean and include, except as otherwise provided in the Supplemental Indenture providing for the authorization of Bonds, any of the following securities, if and to the extent that such securities are legal investments for funds of the Issuer;

(i)   Government Obligations;

(ii)   Bonds, debentures, notes or other evidences of indebtedness issued by any of the following agencies or such other government-sponsored agencies which may presently exist or be hereafter created; provided that, such bonds, debentures, notes or other evidences of indebtedness are fully guaranteed as to both principal and interest by the United States of America; Bank for Cooperatives; Federal Intermediate Credit Banks; Federal Financing Bank; Federal Home Loan Bank System; Export-Import Bank of the United States; Farmers Home Administration; Small Business Administration; Inter-American Development Bank; International Bank for Reconstruction and Development; Federal Land Banks; the Federal National Mortgage Association; the Government National Mortgage Association; the Tennessee Valley Authority; or the Washington Metropolitan Area Transit Authority;

(iii)   Negotiable or non-negotiable certificates of deposit, time deposits or other similar banking arrangements issued by any bank or trust company, including the Trustee, or any federal savings and loan association, the deposits of which are insured by the Federal Deposit Insurance Corporation, which securities, to the extent that the principal thereof exceeds the maximum amount insurable by the Federal Deposit Insurance Corporation and, therefore, are not so insured, shall be fully secured to the extent permitted by law by Governmental Obligations;

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(iv)   Bank or broker repurchase agreements fully secured by Government Obligations, which may include repurchase agreements with the commercial banking department of the Trustee, provided that such securities are deposited with the Trustee, with a Federal Reserve Bank or with a bank or trust company (other than the seller of such securities) having a combined capital and surplus of not less than $100,000,000; and

(v)   Any short term government fund or any money market fund (which may be managed by the Trustee or its affiliates) whose underlying assets consist of (i) and (ii) above.

"Issuer" shall mean Global Infrastructure Finance & Development Authority, Inc.., as more particularly described herein above.

"Law" or "Laws" shall mean any federal, state or local government law, rules or regulations applicable to the Project.

"Letter of Credit Agreement" shall mean any financing agreement relating to a Credit Facility for so long as such agreement will be in effect.

"Liquidity Agreement" shall mean any financing agreement relating to a Liquidity Facility for so long as such agreement will be in effect.

"Master Indenture" shall mean this Master Trust Indenture, as amended and supplemented from time to time in accordance with the provisions hereof.

"Maturity Amount" shall mean the amount due at maturity with respect to a Capital Appreciation Bond.

"Maximum Annual Debt Service Requirement" shall mean, at any given time of determination, the greatest amount of principal, interest and Amortization Installments coming due in any current or future Bond Year with regard to the Series of Bonds for which such calculation is made; provided, the amount of interest coming due in any Bond Year shall be reduced to the extent moneys derived from the proceeds of Bonds are used to pay interest in such Bond Year.

"Moody's" shall mean Moody's Investors Service, Inc., a corporation organized and existing under the laws of the State of Delaware, its successors and assigns, and, if such corporation is dissolved or liquidated or no longer performs the functions of a securities rating agency, Moody's will be deemed to refer to any other nationally recognized securities rating agency designated by the Issuer by written notice to the Trustee.

"Option Bonds" shall mean Current Interest Bonds, which may be either Serial or Term Bonds, which by their terms may be tendered by and at the option of the Owner for purchase prior to the stated maturity thereof.

"Outstanding" when used with reference to Bonds, shall mean, as of a particular date, all Bonds theretofore authenticated and delivered under this Master Indenture, except:

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(i)   Bonds theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

(ii)   Bonds (or portions of Bonds) for the payment or redemption of which moneys, equal to the principal amount or redemption price thereof, as the case may be, with interest to the date of maturity or redemption date, shall be held in trust under this Master Indenture or Supplemental Indenture with respect to Bonds of any Series and set aside for such payment or redemption (whether at or prior to the maturity or redemption date), provided that if such Bonds (or portions of Bonds) are to be redeemed, notice of such redemption shall have been given or provision satisfactory to the Trustee shall have been made for the giving of such notice as provided in Article III hereof or in the Supplemental Indenture relating to the Bonds of any Series;

(iii)   Bonds in lieu of or in substitution for which other Bonds shall have been authenticated and delivered pursuant to this Master Indenture and the Supplemental Indenture with respect to Bonds of a Series unless proof satisfactory to the Trustee is presented that any such Bonds are held by a bona fide purchaser in due course; and

(iv)   Bonds paid or deemed to have been paid as provided in this Master Indenture or in a Supplemental Indenture with respect to Bonds of a Series, including Bonds with respect to which payment or provision for payment has been made in accordance with Article XII hereof.

In addition, Bonds actually known by the Trustee to be held by or for the Issuer will not be deemed to be Outstanding for the purposes and within the purview of Article IX and Article XI of this Master Indenture.

"Owner" or "Owners" shall mean the registered owners from time to time of Bonds.

"Paying Agent" shall mean the bank or trust company designated by Supplemental Indenture with respect to a Series of Bonds as the place where Debt Service shall be payable with respect to such Series of Bonds and which accepts the duties of Paying Agent under this Master Indenture and under such Supplemental Indenture.

"Pledged Funds" shall mean all of the Series Pledged Funds.

"Pledged Revenues" shall mean all of the Series Pledged Revenues.

"Prepayments" shall mean any moneys which shall be paid to the Issuer prior to the time such amounts become due. Prepayments shall not include any interest paid on such moneys.

"Principal and Interest Requirement" shall mean with respect to a Series of Bonds the respective amounts which are required in each Bond Year to provide:

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(i)　　　for paying the interest on all Bonds of such Series then Outstanding which is payable in such Bond Year;

(ii)　　　for paying the principal or Maturity Amount of all Serial Bonds of such Series then Outstanding which is payable in such Bond Year; and

(iii)　　　the Amortization Installments on the Term Bonds of such Series of Bonds, if any, payable in such Bond Year.

"Rebate Amount" shall mean the amount, if any, required to be rebated to the United States pursuant to Section 148(f) of the Internal Revenue Code of 1986, as amended, and the regulations and rulings thereunder.

"Rebate Analyst" shall mean the person or firm selected by the Issuer to calculate the Rebate Amount, which person or firm shall either be a firm of attorneys or independent certified public accountants with expertise in the calculation of the Rebate Amount.

"Rebate Fund" shall mean the fund so designated in, and created pursuant to, Section 502 hereof.

"Record Date" shall mean the fifteenth (15th) day of the calendar month next preceding any Debt Service payment date or, in the case of any proposed redemption of Bonds, the fifth (5th) day next preceding the date of mailing of notice of such redemption, or if either of the foregoing days is not a Business Day, then the Business Day immediately preceding such day.

"Redemption Price" shall mean the principal of, premium, if any, and interest accrued to the date fixed for redemption of any Bond called for redemption pursuant to the provisions thereof, hereof and of the Supplemental Indenture pursuant to which such Bond is issued.

"Refunding Bonds" shall mean Bonds issued pursuant to provisions of this Master Indenture, the proceeds of which are used to refund one or more Series of Outstanding Bonds.

"Reserve Fund" shall mean the fund so designated in, and created pursuant to, Section 502 hereof.

"Revenue Fund" shall mean the fund so designated in, and created pursuant to, Section 502 hereof.

"S&P" shall mean Standard & Poor's Rating Group, a division of McGraw Hill, Inc., a corporation organized and existing under the laws of the State of New York, its successors and its assigns, and, if such corporation is dissolved or liquidated or no longer performs the functions of a securities rating agency, S&P will be deemed to refer to any other nationally recognized securities rating agency designated by the Issuer by written notice to the Trustee.

"Secretary" shall mean the Secretary or any Assistant Secretary to the Governing Body, or the person succeeding to his or her principal functions.

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"Serial Bonds" shall mean Bonds (other than Term Bonds) that mature in annual or semi-annual installments.

"Series" shall mean all of the Bonds authenticated and delivered on original issuance of a stipulated aggregate principal amount in a simultaneous transaction under and pursuant to the same Supplemental Indenture and any Bonds thereafter authenticated and delivered in lieu of or in substitution therefore pursuant to this Master Indenture and such Supplemental Indenture regardless of variations in maturity, interest rate or other provisions; provided, however, two or more Series of Bonds may be issued simultaneously under the same Supplemental Indenture if designated as separate Series of Bonds by the Issuer upon original issuance.

"Series Acquisition and Construction Account" shall mean the account within the Acquisition and Construction Fund with respect to each Series of Bonds so designated in, and created pursuant to, Supplemental Indenture.

"Series Costs of Issuance Account" shall mean the ac count within the Acquisition and Construction fund with respect to each Series of Bonds so designated in, and created pursuant to, Supplemental Indenture.

"Series Debt Service Account" shall mean the account with respect to a Series of Bonds established within a Series Debt Service Account so designated in, and created pursuant to, Section 502 hereof and Supplemental Indenture and Supplemental Indenture.

"Series Interest Account" shall mean the account with respect to a Series of Bonds established within the Debt Service Fund so designated in, and created pursuant to, Section 502 hereof.

"Series Pledged Funds" shall mean all amounts on deposit from time to time in the Funds and Accounts and designated in the Supplemental Indenture relating to such Series of Bonds as pledged to the payment of such Series of Bonds; provided, however, such term shall not include any amounts on deposit in a Series Rebate Account in the Rebate Fund.

"Series Pledged Revenues" shall mean the revenues designated as such by Supplemental Indenture and which shall constitute the security for and source of payment of a Series of Bonds and may consist of assessments, service charges, franchise fees, impact fees or other user fees or other revenues or combinations thereof imposed or levied by the Issuer in accordance with Law.

"Series Principal Account" shall mean the account with respect to a Series of Bonds established within a Series Debt Service Account so designated in, and created pursuant to, Section 502 hereof and Supplemental Indenture.

"Series Rebate Account" shall mean the account in the Rebate Fund with respect to a Series of Bonds so designated in, and created pursuant to, Section 502 hereof and Supplemental Indenture.

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"Series Redemption Account" shall mean the account with respect to a Series of Bonds established within a Series Debt Service Account so designated in, and created pursuant to, Section 502 hereof and Supplemental Indenture.

"Series Reserve Account" shall mean the Reserve Account for the Series of Bonds established in the Reserve Fund by Supplemental Indenture in an amount equal to the Series Reserve Account Requirement for such Series of Bonds.

"Series Reserve Account Requirement" shall mean the amount of money or other security which may be in the form of a reserve fund insurance policy or other security as may be required by the terms of a Supplemental Indenture to be deposited in or credited to a Series Reserve Account for each Series of Bonds; provided, however, that unless otherwise provided in the Supplemental Indenture relating to a Series of Bonds, as of any date of calculation for a particular Series Reserve Account, the "Series Reserve Account Requirement" shall be an amount equal to the least of: (A) Maximum Annual Debt Service Requirement for all Outstanding Bonds of such Series, (B) 125% of the average annual debt service for all Outstanding Bonds of such Series, or (C) the aggregate of 10% of the proceeds of the Bonds of such Series calculated as of the date of original issuance thereof. In computing the Series Reserve Account Requirement in respect of any Series of Bonds that constitute Variable Rate Bonds, the interest rate on such Bonds shall be assumed to be the greater of: (1) 110% of the daily average interest rate on such Variable Rate Bonds during the 12 months ending with the month preceding the date of calculation, or such shorter period of time that such Series of Bonds shall have been Outstanding, or (2) the actual rate of interest borne by such Variable Rate Bonds on such date of calculation; provided, in no event shall the Series Reserve Account Requirement as adjusted on such date of calculation exceed the least of the amounts specified in the immediately preceding sentence. In computing the Series Reserve Account Requirement in accordance with clause (C) of this definition in respect of any Capital Appreciation Bonds, the principal amount of such Bonds shall be the original principal amount thereof, not the Accreted Value.

"Series Revenue Account" shall mean the Revenue Account for a Series of Bonds established in the Revenue Fund by Supplemental Indenture for such Series of Bonds.

"Series Sinking Fund Account" shall mean the account with respect to a Series of Bonds established within a Series Debt Service Account so designated in, and created pursuant to, Section 502 hereof and Supplemental Indenture.

"Sub-Issuer" and or "Sub-Issuers" shall mean a nonprofit corporation or corporations organized for the purpose of financing, acquisition, construction, operation, management, and maintenance of a high-speed rail system for passenger and freight transportation within certain but not limited to rail corridors, and other transportation services. To be the funder via tax exempt or taxable bond offerings for the privet or publicly traded companies that create 10 or more jobs and or are Companies or organization(s) that has economic, social, health and welfare, scholarly impact on the public, related and or non-related companies to the Incorporator of sub and or direct issuer worldwide and throughout United States of America. To finance the operations of related companies, together with transportation and global infrastructure related undertakings, such as water, sewer, energy and utility plants, broad band internet projects, power grid projects, cell towers and telecommunication projects,

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natural gas pipelines, petroleum pipelines, petroleum farms, and distribution facilities, and similar transportation and infrastructure projects; and other related ancillary projects Including housing projects worldwide and throughout United States of America.

"Subordinate Debt" shall mean indebtedness secured hereby or by any Supplemental Indenture which is by its terms expressly subordinate and inferior hereto both in lien and right of payment.

"Supplemental Indenture" shall mean an indenture supplemental hereto authorizing the issuance of a Series of Bonds hereunder and establishing the terms thereof and the security therefore and shall also mean any indenture supplementary hereto entered into for the purpose of amending the terms and provisions hereof with respect to all Bonds in accordance with Article XI hereof.

"Taxable Bonds" shall mean Bonds of a Series which are not Tax Exempt Bonds.

"Tax Exempt Bonds" shall mean Bonds of a Series the interest on which, in the opinion of Bond Counsel on the date of original issuance thereof, is excludable from gross income for federal income tax purposes.

"Tax Exempt Obligations" shall mean any bond, note or other obligation issued by any person, the interest on which is excludable from gross income for federal income tax purposes.

"Tax Regulatory Covenants" shall mean any Tax Regulatory Covenants of the Issuer contained in the Supplemental Indenture authorizing the issuance of a Series of Tax Exempt Bonds, setting forth the covenants of the Issuer necessary for the preservation of the excludability of interest thereon from gross income for federal income tax purposes, as such covenants shall be amended from time to time upon written instructions from Bond Counsel.

"Term Bonds" shall mean Bonds that mature on one date and that are subject to mandatory redemption from Amortization Installments or are subject to extraordinary mandatory or mandatory redemption upon receipt of unscheduled Pledged Revenues.

"Time Deposits" shall mean time deposits, certificates of deposit or similar arrangements with any bank or trust company, including the Trustee or an affiliate thereof, which is a member of the Federal Deposit Insurance Corporation.

"Trust Estate" shall have the meaning ascribed to such term in the granting clauses hereof, including, but not limited to, the Pledged Revenues and Pledged Funds.

"Trustee" shall mean the Trustee designated herein, and any successor trustee appointed or serving pursuant to Article VI hereof.

"Variable Rate Bonds" shall mean Current Interest Bonds, which may be either Serial Bonds or Term Bonds, issued with a variable, adjustable, convertible or other similar interest rate which is not fixed in percentage for the entire term thereof at the date of issue, which Bonds may also be Option Bonds.

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      Section 102. Rules of Construction. Words of the masculine gender shall be deemed and construed to include correlative words of the feminine and neuter genders. Unless the context shall otherwise indicate, the words "Bond," "Escrow Agent," "Owner," "person," "Paying Agent," and "Bond Registrar" shall include the plural as well as the singular number and the word "person" shall mean any individual, corporation partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.   All references to applicable provisions of Law shall be deemed to include any and all amendments thereto.

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ARTICLE II

FORM, EXECUTION, DELIVERY AND DESIGNATION OF BONDS

Section 201.   Issuance of Bonds. For the purpose of providing funds for paying all or part of the Cost of a Project, Bonds of a Series, without limitation as to aggregate principal amount, may be issued under this Master Indenture subject to the conditions hereinafter provided in Section 207 of this Article. Debt Service on each Series of Bonds shall be payable solely from the Series Pledged Revenues and Series Pledged Funds pledged to such Series of Bonds in the Supplemental Indenture authorizing the issuance of such Series of Bonds and, as may be provided in such Supplemental Indenture, all of the provisions of this Master Indenture shall be for the benefit and security of the present and future Owners of such Series of Bonds so issued, without preference, priority or distinction, as to lien or otherwise, of any one Bond of such Series over any other Bond of such Series.   The Issuer may also issue from time to time Completion Bonds and Refunding Bonds of a Series under and pursuant to the terms of the Supplemental Indenture authorizing the issuance of such Series of Bonds.

Section 202.   Details of Bonds.   Bonds of a Series shall be in such denominations, numbered consecutively, shall bear interest from their date until their payment at rates not exceeding the maximum rate permitted by law, shall be dated, shall be stated to mature in such year or years in accordance with the Act, and all be subject to redemption prior to their respective maturities, subject to the limitations hereinafter provided, as provided for in the Supplemental Indenture authorizing the issuance of such Series of Bonds. Bonds of a Series may be Current Interest Bonds, Variable Rate Bonds, Capital Appreciation Bonds, Option Bonds or any combination thereof and may be secured by a Credit and/or Liquidity Facility, all as shall be provided in the Supplemental Indenture authorizing the issuance of such Series of Bonds. Bonds of a Series (or a part of a Series) may be in book-entry form at the option of the Issuer as shall be provided in the Supplemental Indenture authorizing the issuance of such Series of Bonds.

Debt Service shall be payable in any coin or currency of the United States of America which, at the date of payment thereof, is legal tender for the payment of public and private debts. Interest shall be paid to the registered Owner of Bonds at the close of business on the Record Date for such interest; provided, however, that on or after the occurrence and continuance of an Event of Default under clause (a) of Section 902 hereof, the payment of interest and principal or Redemption Price or Amortization Installments pursuant hereto shall be made by the Paying Agent to such person, who, on a special record date which is fixed by the Trustee, which shall be not more than fifteen (15) and not less than ten (10) days prior to the date of such proposed payment, appears on the registration books of the Bond Registrar as the registered Owner of a Bond.   Any payment of principal, Maturity Amount or Redemption Price shall be made only upon presentation of the Bond at the designated corporate trust office of the Paying Agent. Payment of interest shall be made by check (or by wire transfer to the registered Owner if such Owner requests such method of payment by delivery of written notice to the Paying Agent prior to the Record Date for the respective interest payment to such account as shall be specified in such request, but only if the registered Owner owns not less than $1,000,000, or, if less than such amount, all of the Outstanding Bonds of a Series, in aggregate principal amount of the Bonds). Unless otherwise provided in the Supplemental Indenture authorizing a Series of Bonds, interest on a Series of Bonds will be computed on the basis of a 360-day year of twelve 30-day months.

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Section 203.   Execution and Form of Bonds. The Bonds shall be signed by, or bear the facsimile signature of the Chairman, shall be attested and countersigned by, or bear the facsimile signature of the Secretary, and the certificate of authentication appearing on the Bonds shall be manually signed by the Trustee. The official seal of the Issuer, or a facsimile thereof, shall be imprinted or impressed on the Bonds. In case any officer whose signature or a facsimile of whose signature appears on any Bond shall cease to be such officer before the delivery of such Bond, such signature or such facsimile shall nevertheless be valid for all purposes the same as if he or she had remained in office until such delivery. Any Bond may bear the facsimile signature of, or may be signed by, such persons as at the actual time of the execution of such Bond shall be proper officers to execute such Bond although at the date of such Bond such persons may not have been such officers. The Bonds, and the provisions for registration and reconversion to be endorsed on such Bonds, shall be substantially in the form set forth in a Supplemental Indenture. The Trustee may appoint one or more authenticating agents.

Section 204.   Registration and Transfer of Bonds. The Issuer shall cause books for the registration and for the transfer of the Bonds as provided in this Master Indenture to be kept by the Bond Registrar. All Bonds shall be registered as to both principal and interest. Any Bond may be transferred only upon an assignment duly executed by the registered Owner or his attorney or legal representative in such form as shall be satisfactory to the Bond Registrar, such transfer to be made on such books and endorsed on the Bond by the Bond Registrar. No charge shall be made to any Owner for registration and transfer as hereinabove provided, but any Owner requesting any such registration or transfer shall pay any tax or other governmental charge required to be paid with respect thereto. The Bond Registrar shall not be required to transfer any Bond during the period between the Record Date and the Interest Payment Date next succeeding the Record Date of such Bond, during the period between the Record Date for the mailing of a notice of redemption and the date of such mailing, nor after such Bond has been selected for redemption.

Section 205.   Ownership of Bonds. The person in whose name any Bond shall be registered shall be deemed the absolute Owner thereof for all purposes, and payment of Debt Service shall be made only to or upon the order of the registered Owner thereof or his attorney or legal representative as herein provided. All such payments shall be valid and effectual to satisfy and discharge the liability upon such Bond to the extent of the sum or sums so paid. The Trustee, the Issuer, the Bond Registrar and the Paying Agent may deem and treat the registered Owner of any Bond as the absolute Owner of such Bond, whether such Bond shall be overdue or not, for the purpose of receiving payment thereof and for all other purposes whatsoever, and neither the Trustee, the Issuer, the Bond Registrar nor the Paying Agent shall be affected by any notice to the contrary.

Section 206.   Special Obligations. Each Series of Bonds shall be a special and direct obligation of the Issuer. Neither the Bonds nor the interest and premium, if any, payable thereon shall constitute a general obligation or general indebtedness of the Issuer within the meaning of applicable Law. The Bonds and the interest and premium, if any, payable thereon do not constitute either a pledge of the full faith and credit of the Issuer or a lien upon any property of the Issuer other than as provided herein or in the Supplemental Indenture authorizing the issuance of such Series of Bonds. No Owner or any other person shall ever have the right to

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compel the exercise of any taxing power of any public authority or governmental body to pay Debt Service or to pay any other amounts required to be paid pursuant to this Master Indenture, any Supplemental Indenture, or the Bonds. Rather, Debt Service and any other amounts required to be paid pursuant to this Master Indenture, any Supplemental Indenture, or the Bonds shall be payable solely from, and shall be secured solely by, the Series Pledged Revenues and the Series Pledged Funds pledged to such Series of Bonds, all as provided herein and in such Supplemental Indenture.

Section 207. Authorization of Bonds. There shall be issued from time to time in Series, under and secured by this Master Indenture, Bonds without limitation as to aggregate principal amount for the purposes of: (i) paying all or part of the Cost of a Project or Projects or refunding an Outstanding Series of Bonds or any portion thereof; (ii) depositing the Series Reserve Account Requirement to the Series Reserve Account for such Series of Bonds; and (iii) paying the costs and expenses of issuing such Series of Bonds.

Each Series of Bonds, upon initial issuance thereof, shall be executed by the Issuer for delivery to the Trustee and thereupon shall be authenticated by the Trustee and delivered to the Issuer or upon its order, but only upon the further receipt by the Trustee of the following:

(i)   an executed and attested original or certified copy of this Master Indenture;

(ii)   an executed and attested original or certified copy of the Supplemental Indenture fixing the amount of and security for the Series of Bonds authorized to be issued thereby and establishing, among other things, the dates on which, and the amounts in which, such Series of Bonds will mature (provided that the final maturity date of such Series of Bonds shall be not later than permitted by applicable Law with respect to such Series of Bonds), designating the Paying Agent and Bond Registrar, fixing the Amortization Installments, if any, for the Term Bonds of such Series, awarding the Series of Bonds, specifying the interest rates or the method for calculating such interest rates with respect to such Series of Bonds, specifying the redemption provisions and prices thereupon, specifying other details of such Series of Bonds, and directing the delivery of such Series of Bonds to or upon the order of the initial purchaser thereof upon payment of the purchase price therefore set forth in such Supplemental Indenture;

(iii)   an opinion of counsel for the Issuer substantially to the effect that the signer is of the opinion that this Master Indenture and the Supplemental Indenture relating to such Series of Bonds have been duly and validly authorized in accordance with the terms hereof and applicable Law, and have been duly approved and adopted, that the issuance of such Series of Bonds has been duly authorized, and that this Master Indenture and the Supplemental Indenture constitute binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms except as enforcement thereof may be affected by bankruptcy and other similar laws relating to creditor's rights generally;

(iv)   an opinion of Bond Counsel for the Issuer substantially to the effect that the signer is of the opinion that the Bonds of such Series are valid, binding and enforceable obligations of the Issuer and, if such Series of Bonds are not Taxable Bonds, that interest thereon

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is excludable from gross income of the Owners under the income tax laws of the United States in effect on the date such Series of Bonds are delivered to their initial purchasers.

The Trustee shall be provided with reliance letters with respect to the opinions required in paragraphs (iii) and (iv) above. When the documents mentioned in subsections (i) through (iv) above shall have been received, and when the Bonds of such Series shall have been executed and authenticated as required by this Master Indenture, such Series of Bonds shall be delivered to, or upon the order of, the Issuer, but only upon payment to the Trustee of the purchase price of such Series of Bonds, together with accrued interest, if any, thereon as set forth in a certificate of delivery and payment executed by the Chairman or Vice Chairman of the Issuer.

The proceeds (including accrued interest and any premium) of each Series of Bonds shall be applied as soon as practicable upon delivery thereof to the Trustee as follows:

(i)   the amount received as accrued interest on the Bonds shall be deposited to the credit of the Series Interest Account and Capitalized Interest, if any, shall be deposited to the credit of the Series Interest Account;

(ii)   an amount equal to the Series Reserve Account Requirement, or the initial cost of satisfying the Series Reserve Account Requirement if not satisfied by the deposit of cash, shall be deposited to the credit of the Series Reserve Account; and

(iii)   the balance shall be deposited and applied as provided for in the Supplemental Indenture authorizing the issuance of such Series of Bonds.

Section 208.   Temporary Bonds. Pending delivery of definitive Bonds, there may be executed, authenticated, and delivered to the Owners thereof, in lieu of definitive Bonds and subject to the same limitations and conditions except as to identifying numbers, temporary printed, engraved, lithographed or typewritten Bonds in Authorized Denominations, substantially of the tenor set forth in the Bond form to be set forth in the Supplemental Indenture authorizing such Series of Bonds. The Issuer shall cause definitive Bonds to be prepared and to be executed, endorsed, registered and delivered to the Trustee, and the Trustee, upon presentation to it of any temporary Bond, shall cancel the same or cause the same to be canceled and cause to be authenticated and delivered, in exchange therefore, at the place designated by the Owner, without expense to the Owner, definitive Bonds of the same Series and in the same aggregate principal amount, maturing on the same date and bearing interest or yield to maturity at the same rate as the temporary Bond surrendered. Until so exchanged, the temporary Bonds shall in all respects be entitled to the same benefits of this Master Indenture and any Supplemental Indenture as the definitive Bonds to be issued hereunder.

Section 209.   Mutilated, Destroyed or Lost Bonds. If any Bonds become mutilated or destroyed or lost, the Issuer may cause to be executed, and the Issuer may cause to be delivered, a new Bond in substitution therefor upon the cancellation of such mutilated Bond or in lieu of and in substitution for such Bond destroyed or lost, and upon payment by the Owner of the reasonable expenses and charges of the Issuer and the Trustee in connection therewith and, in the case of a Bond destroyed or lost, upon the Owner filing with the Trustee evidence satisfactory to

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it that such Bond was destroyed or lost and of his or her ownership thereof, and upon furnishing the Issuer and the Trustee with indemnity satisfactory to them.

        Section 210. Pari Passu Obligations Under Credit Agreements. As may be provided for or required in any Supplemental Indenture, the Issuer may incur financial obligations under a Letter of Credit Agreement or a Liquidity Agreement payable pari passu with respect to the lien on the Trust Estate pledged to a Series of Bonds issued under this Master Indenture and a Supplemental Indenture, without meeting any financial test or requirement set forth in this Master Indenture or the corresponding Supplemental Indenture, but only if the Letter of Credit Agreement or Liquidity Agreement supports a related Series of Bonds then being issued which does meet such tests or requirements.

        Section 211. Tax Status of Bonds. Any Series of Bonds issued under this Master Indenture either (i) may be issued as Tax Exempt Bonds, or (ii) may be issued as Taxable Bonds. The intended tax status of any Series of Bonds to be issued may be referenced in any Supplemental Indenture authorizing the issuance of such Series of Bonds.

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ARTICLE III

REDEMPTION OF BONDS

Section 301. Redemption Generally. The Bonds of any Series shall be subject to redemption, either in whole or in part on any date, and at such times, in the manner and at such prices, as may be provided by the Supplemental Indenture authorizing the issuance of such Series of Bonds. The Issuer shall provide written notice to the Trustee of any optional redemption on or before the forty-fifth (45th) day next preceding the date to be fixed for such optional redemption.

Unless otherwise provided in the Supplemental Indenture relating to a Series of Bonds, if less than all of the Bonds of any one maturity of a Series shall be called for redemption, the particular Bonds of a Series to be redeemed shall be selected by lot in such reasonable manner as the Bond Registrar in its discretion may determine. The portion of any Series of Bonds to be redeemed shall be in denominations of $5,000 or any integral multiple thereof and, in selecting the Bonds of such Series to be redeemed, the Bond Registrar shall treat each such Bond as representing that number of Bonds of such Series which is obtained by dividing the principal amount of such Bond by $5,000 (such amount being hereafter referred to as the "unit of principal amount").

If it is determined that one or more, but not all, of the units of principal amount represented by any such Bond is to be called for redemption, then upon notice of intention to redeem such unit or units of principal amount as provided below, the registered Owner of such Bond, upon surrender of such Bond to the Paying Agent for payment to such registered Owner of the redemption price of the unit or units of principal amount called for redemption, shall be entitled to receive a new Bond or Bonds of such Series in the aggregate principal amount of the unredeemed balance of the principal amount of such Bond. New Bonds of such Series representing the unredeemed balance of the principal amount shall be issued to the Owner thereof without any charge therefore. If the Owner of any Bond of a denomination greater than the unit of principal amount to be redeemed shall fail to present such Bond to the Paying Agent for payment in exchange as aforesaid, such Bond shall, nevertheless, become due and payable on the date fixed for redemption to the extent of the unit or units of principal amount called for redemption.

Section 302.   Notice of Redemption; Procedure for Selection. The   Issuer   shall establish each redemption date, other than in the case of a mandatory redemption, in which case the Trustee shall establish the redemption date, and the Issuer or the Trustee, as the case may be, shall notify the Bond Registrar in writing of such redemption date on or before the forty-fifth (45th) day next preceding the date fixed for redemption, which notice shall set forth the terms of the redemption and the aggregate principal amount of Bonds so to be redeemed. Except as provided below, notice of redemption shall be given by the Bond Registrar not less than thirty (30) nor more than forty-five (45) days prior to the date fixed for redemption by first-class mail, postage prepaid, to any Paying Agent for the Bonds to be redeemed and to the registered Owner of each Bond to be redeemed, at the address of such registered Owner on the registration books maintained by the Bond Registrar (and, for any Owner of $1,000,000 or more in the principal amount of Bonds, to one additional address if written request therefore is provided to the Bond

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Registrar prior to the Record Date); and a second notice of redemption shall be sent by registered or certified mail at such address to any Owner who has not submitted his Bond to the Paying Agent for payment on or before the date sixty (60) days following the date fixed for redemption of such Bond, in each case stating: (i) the numbers of the Bonds to be redeemed, by giving the individual certificate number of each Bond to be redeemed (or stating that all Bonds between two stated certificate numbers, both inclusive, are to be redeemed or that all of the Bonds of one or more maturities have been called for redemption); (ii) the CUSIP numbers of all Bonds being redeemed; (iii) in the case of a partial redemption of Bonds, the principal amount of each Bond being redeemed; (iv) the date of issue of each Bond as originally issued and the complete official name of the Bonds including the series designation; (v) the rate or rates of interest borne by each Bond being redeemed; (vi) the maturity date of each Bond being redeemed; (vii) the place or places where amounts due upon such redemption will be payable; and (viii) the notice date, redemption date, and redemption price. The notice shall require that such Bonds be surrendered at the designated corporate trust office of the Paying Agent for redemption at the redemption price and shall state that further interest on such Bonds will not accrue from and after the redemption date. CUSIP number identification with appropriate dollar amounts for each CUSIP number also shall accompany all redemption payments.

Any required notice or redemption also shall be sent by registered mail, overnight delivery service, telecopy or other secure means, postage prepaid, to any Owner of $1,000,000 or more in aggregate principal amount of Bonds to be redeemed, to certain municipal registered securities depositories in accordance with the then-current guidelines of the Securities and Exchange Commission which are known to the Bond Registrar to be holding Bonds thirty-two (32) days prior to the redemption date and to at least two of the national Information Services that disseminate securities redemption notices in accordance with the then-current guidelines of the Securities and Exchange Commission, when possible, at least thirty (30) days prior to the redemption date; provided that neither failure to send or receive any such notice nor any defect in any notice so mailed shall affect the sufficiency of the proceedings for the redemption of such Bonds.

Failure to give notice by mailing to the Owner of any Bond designated for redemption or to any depository or information service shall not affect the validity of the proceedings for the redemption of any other Bond.

If at the time of mailing of notice of an optional redemption, the Issuer shall not have deposited with the Trustee moneys sufficient to redeem or purchase all the Series 2010 Bonds called for redemption or purchase, such notice shall state that it is subject to the deposit of the redemption moneys with the Trustee not later than the opening of business on the redemption date and such notice shall be of no effect unless such moneys are so deposited.

Section 303. Effect of Calling for Redemption. On the date designated for redemption of any Bonds, notice having been filed and mailed in the manner provided above, the Bonds called for redemption shall be due and payable at the redemption price provided for the redemption of such Bonds on such date and, moneys for payment of the redemption price being held in a separate account by the Paying Agent in trust for the Owners of the Bonds to be redeemed, interest on the Bonds called for redemption shall cease to be entitled to any benefit

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under this Master Indenture, and the Owners of such Bonds shall have no rights in respect thereof, except to receive payment of the redemption price thereof, and interest, if any, accrued thereon to the redemption date, and such Bonds shall no longer be deemed to be Outstanding.

   Section 304. Cancellation. Bonds called for redemption shall be canceled upon the surrender thereof.

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ARTICLE IV

ACQUISITION AND CONSTRUCTION FUND

Section 401.   Acquisition and Construction Fund. There is created and established by Section 502 hereof a fund designated as the "Acquisition and Construction Fund" which shall be held by the Escrow Agent and to the credit of the Series Acquisition and Construction Accounts there shall be deposited the amounts specified in the Supplemental Indenture relating to such Series of Bonds.

Section 402.   Payments From Acquisition and Construction Fund. Payments of the Cost of constructing and acquiring a Project shall be made from the Acquisition and Construction Fund as herein provided. All such payments shall be subject to the provisions and restrictions set forth in this Article and in Article V hereof, and the Issuer covenants that it will not request any sums to be paid from the Acquisition and Construction Fund except in accordance with such provisions and restrictions. Moneys in the Acquisition and Construction Fund shall be disbursed by check, voucher, order, draft, certificate or warrant signed by any one or more officers or employees of the Escrow Agent legally authorized to sign such items or by wire transfer to an account specified by the payee upon satisfaction of the conditions for disbursement set forth in Section 503(b) hereof.

Section 403.   Cost of Project. For the purposes of this Master Indenture, the Cost of the Project shall include, without intending thereby to limit or to restrict or expand any proper definition of such cost under applicable provisions of Law or this Master Indenture, the following:

(i)   ***Expenses of Financing and Bond Issuance.*** All expenses and fees relating to amounts to repay temporary or bond anticipation notes or loans made to finance any costs permitted under applicable Law, the issuance of the Bonds, including, but not limited to, initial Credit and Liquidity Facility fees and costs, attorneys' fees, underwriting fees and discounts, the Trustee's acceptance fees and first-year annual fee, expenses and Trustee's counsel fees and costs, rating agency fees, fees of financial advisors, engineer's fees and costs, administrative expenses of the Issuer, the costs of preparing audits and engineering reports, the costs of preparing reports, surveys, and studies, the costs of printing the Bonds and preliminary and final disclosure documents, and the costs to create initial Reserve Funds and Debt Service Funds.

(ii)   ***Accrued and Capitalized Interest.*** Any interest accruing on the Bonds from their date through the first Interest Payment Date received from the proceeds of the Bonds shall be deposited into the related Series Interest Account, and amounts received from the proceeds of the Bonds to be used for Capitalized Interest shall be deposited into the related Series Interest Account or Capitalized Interest Account as may be authorized or provided for by a Supplemental Indenture related to a Series of Bonds. Notwithstanding the deposit of Capitalized Interest into the related Series Capitalized Interest Account or Interest Account, Capitalized Interest shall also include any amount directed by the Issuer to the Trustee in writing to be withdrawn from the related Series Acquisition and Construction Account and deposited into such Capitalized Interest Account or Interest Account, provided that such direction includes a certification that such

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amount represents earnings on amounts on deposit in the related Series Acquisition and Construction Account and that, after such deposit, the amount on deposit in such Acquisition and Construction Account, together with earnings thereon will be sufficient to complete the related Project which is to be funded from such Acquisition and Construction Account.

(iii)   ***Acquisition Expenses.*** The costs of acquiring, by purchase or condemnation, all of the land, structures, improvements, rights-of-law, franchises, easements, plans and specifications and similar items and other interests in property, whether real or personal, tangible or intangible, which themselves constitute the Project or which are necessary or convenient to acquire, install and construct the Project and payments, contributions, dedications, taxes, assessments or permit fees or costs and any other exactions required as a condition to receive any government approval or permit necessary to accomplish any Issuer purpose.

(iv)   ***Planning, Construction and Maintenance Expense.*** All costs incurred, including surveys, studies, estimates, plans, specifications, costs of effecting compliance with any and all governmental permits or Laws relating to the Project, charges for labor and materials, including equipment, machinery and fixtures, by contractors, builders, and materialmen in connection with the planning, acquisition, installation, construction and maintenance of the Project, and including without limitation costs incident to the award of contracts.

(v)   ***Other Professional Fees and Miscellaneous Expenses.*** Expenses of Project management and supervision, all legal, architectural, engineering, survey, and consulting fees, as well as all financing charges, taxes, contract bonds, insurance premiums, costs on account of personal injuries and property damage in the course of construction, costs to enforce remedies against contractors, subcontractors, any provider of labor, material, or services or any other person for a default or breach under the corresponding contract or in connection with any dispute, working capital and miscellaneous expenses not specifically referred to in this Master Indenture and allowed by Law that are incurred in connection with the acquisition, installation, construction, management and maintenance of the Project.

(vi) **Refinancing Costs.** All costs described in (i) through (xvii) above or otherwise permitted by the Act associated with refinancing or repaying any loan or other debt obligation of the Issuer.

Section 404. Disposition of Balances in Acquisition and Construction Fund. On the Date of Completion of a Project, the balance in the related Series Acquisition and Construction Account not reserved for the payment of any remaining part of the Cost of the Project shall be transferred by the Escrow Agent to the credit of the Series Redemption Account, and used for the purposes set forth for such Account in the Supplemental Indenture relating to such Series of Bonds.

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ARTICLE V

ESTABLISHMENT OF FUNDS AND APPLICATION THEREOF

Section 501.   Lien.   There is hereby irrevocably pledged for the payment of the Bonds of each Series issued hereunder, subject only to the provisions of this Master Indenture and any Supplemental Indenture permitting the application thereof for the purposes and on the terms and conditions set forth in this Master Indenture and any such Supplemental Indenture with respect to each Series of Bonds, the Trust Estate; provided, however, that unless otherwise specifically provided herein or in a Supplemental Indenture relating to a Series of Bonds with respect to the Trust Estate securing such Series of Bonds, the Pledged Funds and Pledged Revenues securing a Series of Bonds shall secure only such Series of Bonds and shall not secure any other Bonds or Series of Bonds.

The foregoing pledge shall be valid and binding from and after the date of initial delivery of the Bonds and the proceeds of sale of the Bonds and all the moneys, securities and funds set forth in this Section 501 shall immediately be subject to the lien of the foregoing pledge, which lien is hereby created, without any physical delivery thereof or further act. Such lien shall be valid and binding as against all parties having claims of any kind in tort, contract or otherwise against the Issuer or the Trustee, irrespective of whether such parties have notice thereof. Such lien shall be prior and superior to all other liens now existing or hereafter created.

Section 502.   Establishment of Funds and Accounts.   The   following   Funds   and Accounts are hereby established and shall be held by the Escrow Agent:

(a)   Acquisition   and   Construction   Fund, and within such Fund there may be established by Supplemental Indenture authorizing a Series of Bonds a separate Series Acquisition and Construction Account and a Series Costs of Issuance Account for each Series of Bonds issued hereunder;

(b)   Revenue Fund, and within such Fund there may be established by Supplemental Indenture authorizing a Series of Bonds a separate Series Revenue Account for each Series issued hereunder;

(c)   Debt   Service   Fund, and   within   such   Fund   there   may   be   established   by Supplemental Indenture authorizing a Series of Bonds a separate Series Debt Service Account and within such Series Debt Service Account,

(i)   a Series Interest Account,

(ii)   a Series Principal Account,

(iii)   a Series Sinking Fund Account,

(iv)   a Series Redemption Account and therein a Prepayment Subaccount and an Optional Redemption Subaccount, and

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(v)   a Capitalized Interest Account for each such series of Bonds issued hereunder;

(d)   Reserve Fund, and within such Fund there may be established by Supplemental Indenture authorizing a Series of Bonds a separate Series Reserve Account for each such Series of Bonds issued hereunder and any Bonds issued on a parity with any such Series of Bonds hereunder; and

(e)   Rebate Fund, and within such Fund there may be established by Supplemental Indenture authorizing a Series of Bonds a separate Series Rebate Account for each such Series of Bonds issued hereunder.

Notwithstanding the foregoing, the Supplemental Indenture authorizing any Series of Bonds may establish such other Series Accounts or dispense with the Series Accounts set forth above as shall be deemed advisable by the Issuer in connection with such Series of Bonds.

Section 503.   Acquisition and Construction Fund.

(a)   <u>Deposits</u>. The Issuer shall pay to the Escrow Agent, for deposit into the related Series Acquisition and Construction Account in the Acquisition and Construction Fund, as promptly as practicable, the following amounts received by it:

(1)   the amount set forth in the Supplemental Indenture relating to such Series of Bonds;

(2)   subject to Section 806 hereof, payments made to the Issuer from the sale, lease or other disposition of the Project or any portion thereof;

(3)   the balance of insurance proceeds with respect to the loss or destruction of the Project or any portion thereof; and

(4)   such other amounts as may be provided in a Supplemental Indenture.

Amounts in such Series Acquisition and Construction Account shall be applied to the Cost of the Series Project; provided, however, that if any amounts remain in the Series Acquisition and Construction Account after the Date of Completion, and if such amounts are not reserved for payment of any remaining part of the Cost of the Project, such amounts shall be applied in the manner set forth in Section 404 above.

(b)   <u>Disbursements.</u> Unless otherwise provided in the Supplemental Indenture authorizing the issuance of such Series of Bonds, payments from a Series Acquisition and Construction Account shall be paid in accordance with the provisions of this subsection (b). Before any such payment shall be made, the Issuer shall file with the Escrow Agent a requisition in the form of Exhibit A hereto, signed by an Authorized Officer.

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Upon receipt of each such requisition and accompanying certificate the Escrow Agent shall promptly withdraw from the Series Acquisition and Construction Account and pay to the person, firm or corporation named in such requisition the amount designated in such requisition.

The Escrow Agent shall have no duty to investigate the accuracy or validity of the items delivered pursuant to this Section 503(b).

(c)   Inspection. All requisitions and certificates received by the Escrow Agent pursuant to this Article shall be retained in the possession of the Escrow Agent, subject at all reasonable times to the inspection of the Issuer, the Consulting Engineer, the Owner of any Bonds of the related Series, and the agents and representatives thereof.

(d)   Completion of Project. On the Date of Completion, the balance in the Series Acquisition and Construction Account not reserved by the Issuer for the payment of any remaining part of the Cost of acquiring or constructing the Project shall be applied in accordance with the provisions of Section 404 hereof.

Section 504.   Revenue Fund and Series Revenue Accounts. The Issuer hereby covenants and agrees that it will assess, impose, establish and collect the Pledged Revenues with respect to each Series of Bonds in amounts and at times sufficient to pay, when due, the principal of, premium, if any, and interest on such Series of Bonds. The Issuer hereby covenants and agrees to immediately deposit with the Escrow Agent upon receipt of all such Pledged Revenues (except Prepayments), when received, into the related Series Revenue Account and to immediately deposit all Prepayments, when received, into the related Series Redemption Account, unless otherwise provided for in the Supplemental Indenture relating to a Series of Bonds.

Section 505.   Debt Service Fund and Series Debt Service Account.

(a)   Principal, Maturity Amount, Interest and Amortization Installments. On the Business Day preceding each Interest Payment Date on the Bonds, the Trustee shall direct the Escrow Agent to withdraw from the Series Revenue Account and, from the amount so withdrawn, shall make the following deposits in the following order of priority:

(i)   to the credit of the related Series Interest Account, an amount which, together with other amounts, if any, then on deposit therein will equal the amount of interest payable on the Bonds of such Series on such Interest Payment Date;

(ii)   to the related Series Principal Account, an amount which, together with other amounts, if any, then on deposit therein will equal the principal amount, if any, payable with respect to Serial Bonds of such Series on such Interest Payment Date;

(iii)   in each Bond Year in which Term Bonds of such Series are subject to mandatory redemption from Amortization Installments, to the related Series Sinking Fund Account, an amount which, together with other amounts, if any, then on deposit therein,

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will equal the Amortization Installment payable on the Term Bonds of such Series on such Interest Payment Date;

       (iv)   in each Bond Year in which Capital Appreciation Bonds of such Series mature to the related Series Principal Account, an amount which, together with other amounts, if any, then on deposit therein, will equal the Maturity Amount payable with respect to the Capital Appreciation Bonds of such Series maturing on such Interest Payment Date;

       (v)   to the credit of the Series Reserve Account, an amount, if any, which, together with the amount then on deposit therein, will equal the Series Reserve Account Requirement; and

       (vi)   to the credit of the Series Rebate Account the Rebate Amount, if any, required to be deposited therein pursuant to the Supplemental Indenture related to a Series of Tax Exempt Bonds.

Notwithstanding the foregoing, so long as there are moneys on deposit in the related Series Capitalized Interest Account on the date required for any transfer into the Series Interest Account as set forth above, the Trustee shall, prior to directing the Escrow Agent to make any transfer into the related Series Interest Account from the related Series Revenue Account, transfer to the related Series Interest Account from the related Series Capitalized Interest Account, the lesser of the interest on such Series of Bonds coming due on the next succeeding Interest Payment Date or the amount remaining on deposit in the related Series Capitalized Interest Account.

      (b)   <u>Disposition of Remaining Amounts on Deposit in Series Revenue Account.</u> The Issuer shall authorize the withdrawal, from time to time, from the Series Revenue Account of an amount sufficient to pay the fees and charges of the Trustee, Escrow Agent, Bond Registrar, and Paying Agent, when due. If, after such amounts have been withdrawn, paid and provided for as provided above, any amounts remain in the Series Revenue Account, such amounts shall be disbursed to the Issuer on written request of an Authorized Officer and applied to pay the operating and administrative costs and expenses of the Issuer. After making the payments provided for in this subsection (b), the balance, if any, remaining in the Series Revenue Account shall be retained therein, or, at the written direction of an Authorized Officer to the Trustee, transferred into the Series Redemption Account.

      (c)   <u>Series Reserve Account.</u> Moneys held for the credit of a Series Reserve Account shall be used for the purpose of paying interest or principal or Amortization Installment or Maturity Amount on the Bonds of the related Series whenever amounts on deposit in the Series Debt Service Account shall be insufficient for such purpose.

      (d)   <u>Series Debt Service Account.</u> Moneys held for the credit of a Series Principal Account and Series Interest Account in a Series Debt Service Account shall be withdrawn therefrom by the Escrow Agent and transferred by the Trustee to the Paying Agent in amounts and at times sufficient to pay, when due, the interest on the Bonds of such Series, the principal of

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Serial Bonds of such Series, the Maturity Amount of Capital Appreciation Bonds of such Series and to redeem Term Bonds of such Series that are subject to mandatory redemption from Amortization Installments, as the case may be.

(e)   Series Redemption Account. Moneys representing Prepayments on deposit in a Series Redemption Account to the full extent of a multiple of $5,000 shall unless otherwise provided in the Supplemental Indenture relating to such Series of Bonds, be used by the Trustee to redeem Bonds of such Series on the earliest date on which such Bonds are permitted to be called without payment of premium by the terms hereof (including extraordinary or extraordinary mandatory redemption) and of the Supplemental Indenture relating to such Series of Bonds. Such redemption shall be made pursuant to the provisions of Article III. The Issuer shall pay all expenses incurred by the Trustee, Escrow Agent and Paying Agent in connection with such redemption.   Moneys other than from Prepayments shall be held and applied in a Series Redemption Account as provided in Section 506(a) hereof.

(f)   Payment to the Issuer. When no Bonds of a Series remain Outstanding, and after all expenses and charges herein and in the related Supplemental Indenture required to be paid have been paid as certified to the Trustee in writing by an Authorized Officer, and after all amounts due and owing to the Trustee have been paid in full, the Trustee shall direct the Escrow Agent to pay any balance in the Series Accounts for such Series of Bonds to the Issuer upon the written direction of an Authorized Officer, free and clear of any lien and pledge created by this Master Indenture; provided, however, that if an Event of Default has occurred and is continuing in the payment of the principal or Maturity Amount of, or interest or premium on the Bonds of any other Series, the Trustee shall direct the Escrow Agent to pay over and apply any such excess pro rata (based upon the ratio of the aggregate principal amount of such Series to the aggregate principal amount of all Series Outstanding and for which such an Event of Default has occurred and is continuing) to each other Series of Bonds for which such an Event of Default has occurred and is continuing.

Section 506.   Optional Redemption. The Trustee shall, but only at the written direction of an Authorized Officer on or prior to the forty-fifth (45th) day preceding the date of redemption, call for redemption on the date on which Bonds are subject to optional redemption, from moneys on deposit with the Escrow Agent in a Series Redemption Account such amount of Bonds of such Series then subject to optional redemption as, with the redemption premium, if any, will exhaust such amount as nearly as may be practicable.   Such redemption shall be made pursuant to the provisions of Article III.   The Issuer shall pay all expenses incurred by the Trustee, Escrow Agent and Paying Agent in connection with such redemption.

Section 507.   Rebate Fund and Series Rebate Accounts.

(a)   Creation. There is hereby created and established a Rebate Fund, and within the Rebate Fund a Series Rebate Account for each Series of Tax Exempt Bonds. Moneys deposited and held in the Rebate Fund shall not be subject to the pledge of this Master Indenture.

(b)   Payment to United States. The Trustee shall direct the Escrow Agent to pay to the Issuer upon written request of the Issuer the Rebate Amount required to be paid to the United

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States at the times, in the manner and as calculated in accordance with the Supplemental Indenture related to a Series of Tax Exempt Bonds. The Trustee shall have no responsibility for computation of the Rebate Amount and instead the Issuer shall cause the Rebate Amount to be calculated by the Rebate Analyst and shall cause the Rebate Analyst to deliver such computation to the Trustee as provided in the Supplemental Indenture related to a Series of Tax Exempt Bonds but before the date of any required payment of the Rebate Amount to the Internal Revenue Service. The fees of, and expenses incurred by, the Rebate Analyst in computing the Rebate Amount shall be paid by the Issuer, which amount shall be treated as administrative and operating expenses of the Issuer payable or reimbursable from the Series Revenue Account in accordance with Section 505(b) hereof.

(c)   Deficiencies. If the Escrow Agent does not have on deposit in the Series Rebate Account sufficient amounts to make the payments required by this Section, the Issuer shall pay, from any legally available source, the amount of any such deficiency to the United States as in paragraph (b) above provided.

(d)   Survival.   The covenants and agreements of the Issuer in this Section 507 and Section 809, and any additional covenants related to compliance with provisions necessary in order to preserve the exclusion of interest on the Bonds of a Series from gross income for Federal income tax purposes, shall survive the defeasance of the Bonds of such Series in accordance with Article XII hereof.

Section 508. Investment of Funds and Accounts. Unless otherwise provided in the Supplemental Indenture authorizing the issuance of a Series of Bonds, moneys held for the credit of the Series Accounts shall be invested by the Escrow Agent as hereinafter in this Section 508 provided.

(a)   Series Acquisition and Construction Account, Series Revenue Account and Series Debt Service Account. Moneys held for the credit of a Series Acquisition and Construction Account, the Series Revenue Account, and the Series Debt Service Account shall, as nearly as may be practicable, be continuously invested and reinvested by the Escrow Agent in Investment Obligations as directed in writing by an Authorized Officer, which Investment Obligations shall mature, or shall be subject to redemption by the holder thereof at the option of such holder, not later than the respective dates, as estimated by an Authorized Officer, when moneys held for the credit of each such Series Account will be required for the purposes intended.

(b)   Series Reserve Account. Moneys held for the credit of a Series Reserve Account shall be continuously invested and reinvested by the Escrow Agent in Investment Obligations as directed in writing by an Authorized Officer.

(c)   Investment Obligations as a Part of Funds and Accounts. Investment Obligations purchased as an investment of moneys in any Fund or Account shall be deemed at all times to be a part of such Fund or Account, and the interest accruing thereon and profit realized from such investment shall be credited as provided in Section 510 hereof. Any loss resulting from such investment shall be charged to such Fund or Account. The foregoing notwithstanding, for

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purposes of investment and to the extent permitted by Law, amounts on deposit in any Fund or Account may be commingled for purposes of investment, provided adequate care is taken to account for such amounts in accordance with the prior sentence. The Escrow Agent may, upon the written direction of an Authorized Officer, transfer investments within such Funds   or Accounts without being required to sell such investments. The Escrow Agent shall sell at the best price obtainable or present for redemption any obligations so purchased whenever it shall be necessary to provide moneys to meet any payment or transfer from any such Fund or Account.

The Escrow Agent shall not be liable or responsible for any loss resulting from any such investment or for failure to make an investment (except failure to make an investment in accordance with the written direction of an Authorized Officer) or for failure to achieve the maximum possible earnings on investments. The Escrow Agent shall have no obligation to invest funds without written direction from an Authorized Officer.

(d)   Valuation.   In computing the value of the assets of any Fund or Account investments and earnings thereon shall be deemed a part thereof. Except as may be otherwise provided in a Supplemental Indenture, the Escrow Agent shall value the assets in each of the Funds and Accounts established hereunder as of September 30 of each Fiscal Year, and as soon as practicable after each such valuation date (but no later than ten (10) days after each such valuation date) shall provide the Issuer a report of the status of each Fund and Account as of the valuation date. For the purpose of determining the amount on deposit to the credit of any Fund or Account established hereunder, with the exception of a Series Reserve Account, obligations in which money in such Fund or Account shall have been invested shall be valued at the market value or the amortized cost thereof, whichever is lower, or at the redemption price thereof, to the extent that any such obligation is then redeemable at the option of the holder. For the purpose of determining the amount on deposit to the credit of a Series Reserve Account, obligations in which money in such Account shall have been invested shall be valued at the value such obligations were traded on the preceding business day. Amortized cost, when used with respect to an obligation purchased at a premium above or a discount below par, means the value as of any given time obtained by dividing the total premium or discount at which such obligation was purchased by the number of days remaining to maturity on such obligation at the date of such purchase and by multiplying the amount thus calculated by the number of days having passed since such purchase; and (1) in the case of an obligation purchased at a premium by deducting the product thus obtained from the purchase price, and (2) in the case of an obligation purchased at a discount by adding the product thus obtained to the purchase price.

Section 509. Deficiencies and Surpluses in Funds. For purposes of this Section: (a) a "deficiency" shall mean, in the case of a Series Reserve Account, that the amount on deposit therein is less than the Series Reserve Account Requirement (but only after the Bond Year in which the amount on deposit therein is less than the Series Reserve Account Requirement) (but only after the Bond Year in which the amount on deposit therein first equals the Series Reserve Account Requirement), and (b) a "surplus" shall mean in the case of a Series Reserve Account, that the amount on deposit therein is in excess of the applicable Series Reserve Account Requirement.

At the time of any withdrawal from a Series Reserve Account that results in a deficiency therein, the Escrow Agent shall promptly notify the Issuer of the amount of any such deficiency

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and the Escrow Agent shall withdraw the amount of such deficiency from the related Series Revenue Account, and, if amounts on deposit therein are insufficient therefor, the Issuer shall pay the amount of such deficiency to the Escrow Agent, for deposit in such Series Reserve Account, from the first legally available sources of the Issuer.

The Escrow Agent, as of the close of business on the last Business Day in each Bond Year, after taking into account all payments and transfers made as of such date, shall compute, in the manner set forth in Section 508(d), the value of the Series Reserve Account and shall promptly notify the Issuer of the amount of any deficiency or surplus as of such date in such Series Reserve Account. The Issuer shall immediately pay the amount of any deficiency to the Escrow Agent, for deposit in the Series Reserve Account, from any legally available sources of the Issuer. The Escrow Agent, as soon as practicable after such computation, shall deposit any surplus, at the direction of an Authorized Officer, to the credit of the Series Redemption Account or the Series Principal Account.

Section 510. **Investment Income.** Unless provided otherwise in a Supplemental Indenture, earnings on Investments in a Series Acquisition and Construction Account, a Series Interest Account and a Series Revenue Account shall be deposited, as realized, to the credit of such Series Account and used for the purpose of such Account. Unless provided in a Supplemental Indenture, earnings on investments in a Series Principal Account and Redemption Account shall be deposited, as realized, to the credit of such Series Interest Account and used for the purpose of such Account.

Earnings on investments in a Series Reserve Account shall, unless otherwise therein provided in a Supplemental Indenture, be disposed of as follows:

(a) if there was no deficiency (as defined in Section 509 above) in the Series Reserve Account as of the most recent date on which amounts on deposit in the Series Reserve Account were valued by the Escrow Agent, and if no withdrawals have been made from the Series Reserve Account since such date, then earnings on investments in the Series Reserve Account shall be deposited, as realized, in the Series Revenue Account.

(b) if as of the last date on which amounts on deposit in the Series Reserve Account were valued by the Escrow Agent there was a deficiency (as defined in Section 509 above) in the Series Reserve Account, or if after such date withdrawals have been made from the Series Reserve Account and have created such a deficiency, then earnings on investments in the Series Reserve Account shall be deposited to the credit of the Series Reserve Account until the amount on deposit therein equals the Series Reserve Account Requirement and thereafter shall be deposited to the Series Revenue Account.

Section 511. **Cancellation of the Bonds.** All Bonds paid, redeemed or purchased, either at or before maturity, shall be canceled upon the payment, redemption or purchase of such Bonds. All Bonds canceled under any of the provisions of this Master Indenture shall be destroyed by the Paying Agent.

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ARTICLE VI

CONCERNING THE TRUSTEE

Section 601. Acceptance of Trust. The Trustee accepts and agrees to execute the trusts hereby created, but only upon the additional terms set forth in this Article, to all of which the parties hereto and the Owners agree. The Trustee shall have only those duties expressly set forth herein, and no duties shall be implied against the Trustee.

Section 602. No Responsibility for Recitals. The recitals, statements and representations in this Master Indenture, in any Supplemental Indenture or in the Bonds, save only the Trustee's authentication certificate, if any, upon the Bonds, have been made by the Issuer and not by the Trustee; and the Trustee shall be under no responsibility for the correctness thereof.

Section 603. Trustee May Act Through Agents; Answerable Only for Willful Misconduct or Gross Negligence. The Trustee may execute any powers hereunder and perform any duties required of it through attorneys, agents, officers or employees, and shall be entitled to advice of counsel concerning all questions hereunder, and the Trustee shall not be answerable for the default or misconduct of any attorney, agent or employee selected by it with reasonable care. In performance of its duties hereunder, the Trustee may rely on the advice of counsel and shall not be held liable for actions taken in reliance on the advice of counsel. The Trustee shall not be answerable for the exercise of any discretion or power under this Master Indenture or any Supplemental Indenture nor for anything whatever in connection with the trust hereunder, except only its own gross negligence or willful misconduct.

Section 604. Compensation and Indemnity. The Issuer shall pay the Trustee reasonable compensation for its services hereunder, and also all its reasonable expenses and disbursements, including the reasonable fees and expenses of Trustee's counsel, and to the extent permitted under Law shall indemnify the Trustee and hold the Trustee harmless against any liabilities which it may incur in the exercise and performance of its powers and duties hereunder except with respect to its own gross negligence or willful misconduct. The Trustee shall have no duty in connection with its responsibilities hereunder to advance its own funds nor shall the Trustee have any duty to take any action hereunder without first having received indemnification satisfactory to it. If the Issuer defaults in respect of the foregoing obligations, the Trustee may deduct the amount owing to it from any moneys received or held by the Escrow Agent under this Master Indenture or any Supplemental Indenture and payable to the Issuer other than moneys from a Credit Facility or a Liquidity Facility. This provision shall survive termination of this Master Indenture and any Supplemental Indenture, and as to any Trustee, its resignation or removal thereof. As security for the foregoing, the Issuer hereby grants to the Trustee a security interest in and to the amounts on deposit in all Series Funds and Accounts (other than the Rebate Fund) thereby, in effect, granting the Trustee a first charge against these moneys following an Event of Default for its fees and expenses (including legal counsel and default administration costs and expenses), subordinate and inferior to the security interest granted to the Owners of the Bonds from time to time secured thereby, but nevertheless payable in the order of priority as set forth in Section 905(a) upon the occurrence of an Event of Default.

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Section 605. No Duty to Renew Insurance. The Trustee shall be under no duty to effect or to renew any insurance policy nor shall it incur any liability for the failure of the Issuer to require or effect or renew insurance or to report or file claims of loss thereunder.

Section 606.   Notice of Default; Right to Investigate. The Trustee shall give written notice, as soon as practicable, by first-class mail to registered Owners of Bonds of all defaults of which the Trustee has actual knowledge, unless such defaults have been remedied (the term "defaults" for purposes of this Section and Section 607 being defined to include the events specified as "Events of Default" in Section 902 hereof, but not including any notice or periods of grace provided for therein) or if the Trustee, based upon the advice of counsel upon which the Trustee is entitled to rely, determines that the giving of such notice is not in the best interests of the Owners of the Bonds. The Trustee will be deemed to have actual knowledge of any payment default under this Master Indenture or under any Supplemental Indenture and, after receipt of written notice thereof, by a Credit Facility issuer or a Liquidity Facility issuer of a default under its respective reimbursement agreement, but shall not be deemed to have actual knowledge of any other default unless notified in writing of such default by the Owners of at least 25% in aggregate principal amount of the Outstanding Bonds. The Trustee may, however, at any time require of the Issuer full information as to the performance of any covenant hereunder; and if information satisfactory to it is not forthcoming, the Trustee may make or cause to be made, at the expense of the Issuer, an investigation into the affairs of the Issuer.

Section 607.   Obligation to Act on Default. Before taking any action under this Master Indenture or any Supplemental Indenture in respect of an Event of Default, the Trustee may require that a satisfactory indemnity bond be furnished for the reimbursement of all expenses to which it may be put and to protect it against all liability, except liability resulting from its own gross negligence or willful misconduct in connection with any such action.

Section 608.   Reliance by Trustee. The Trustee may act on any requisition, resolution, notice, request, consent, waiver, certificate, statement, affidavit, voucher, bond, or other paper or document or telephone message which it in good faith believes to be genuine and to have been passed, signed or given by the proper persons or to have been prepared and furnished pursuant to any of the provisions of this Master Indenture or any Supplemental Indenture; and the Trustee shall be under no duty to make any investigation as to any statement contained in any such instrument, but may accept the same as conclusive evidence of the accuracy of such statement.

Section 609. Trustee May Deal in Bonds. The Trustee may in good faith buy, sell, own, hold and deal in any of the Bonds and may join in any action which any Owners may be entitled to take with like effect as if the Trustee were not a party to this Master Indenture or any Supplemental Indenture. The Trustee may also engage in or be interested in any financial or other transaction with the Issuer.

Section 610.   Construction of Ambiguous Provision.   The Trustee may construe any ambiguous or inconsistent provisions of this Master Indenture or any Supplemental Indenture and any construction by the Trustee shall be binding upon the Owners. The Trustee shall give prompt written notice to the Issuer of any intention to make such construal.

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    Section 611. Resignation of Trustee. The Trustee may resign and be discharged of the trusts created by this Master Indenture by written resignation filed with the Secretary of the Issuer not less than sixty (60) days before the date when such resignation is to take effect; provided that notice of such resignation shall be sent by first-class mail to each Owner as its name and address appears on the Bond Register and to any Escrow Agent, Paying Agent, Bond Registrar, any Credit Facility issuer, and any Liquidity Facility issuer, at least sixty (60) days before the resignation is to take effect. Such resignation shall take effect on the day specified in the Trustee's notice of resignation unless a successor Trustee is previously appointed, in which event the resignation shall take effect immediately on the appointment of such successor; provided, however, that notwithstanding the foregoing such resignation shall not take effect until a successor Trustee has been appointed.   If a successor Trustee has not been appointed within sixty (60) days after the Trustee has given its notice of resignation, the Trustee may petition any court of competent jurisdiction for the appointment of a temporary successor Trustee to serve as Trustee until a successor Trustee has been duly appointed.

    Section 612. Removal of Trustee. Any Trustee hereunder may be removed at any time by an instrument appointing a successor to the Trustee so removed, upon application of the Issuer; provided, however, that if an Event of Default has occurred hereunder and is continuing with respect to a Series of Bonds, then the Trustee hereunder may be removed only by an instrument appointing a successor to the Trustee so removed executed by the Owners of a majority in aggregate principal amount of all Bonds Outstanding of the Series as to which Event of Default exists and filed with the Trustee and the Issuer.

    The Trustee may also be removed at any time for any breach of trust or for acting or proceeding in violation of, or for failing to act or proceed in accordance with, any provision of this Master Indenture or any Supplemental Indenture with respect to the duties and obligations of the Trustee by any court of competent jurisdiction upon the application of the Issuer; provided that no Event of Default has occurred hereunder and is continuing, or upon the application of the Owners of not less than 20% in aggregate principal amount of the Bonds then Outstanding.

    Section 613. Appointment of Successor Trustee. If the Trustee or any successor Trustee resigns or is removed or dissolved, or if its property or business is taken under the control of any state or federal court or administrative body, a vacancy shall forthwith exist in the office of the Trustee, and the Issuer shall appoint a successor and shall mail notice of such appointment, including the name and address of the applicable corporate trust office of the successor Trustee, by first-class mail to each Owner as its name and address appears on the Bond Register, and to the Escrow Agent, Paying Agent, Bond Registrar, any Credit Facility issuer and any Liquidity Facility issuer; provided, however, that the Issuer shall not appoint a successor Trustee unless no Event of Default has occurred and is continuing and unless the Issuer shall have received the prior written consent, which consent shall not be unreasonably withheld, of any Credit Facility issuer, and any Liquidity Facility issuer, to the appointment of such successor Trustee. If an Event of Default has occurred hereunder and is continuing and the Trustee or any successor Trustee resigns or is removed or dissolved, or if its property or business is taken under the control of any state or federal court or administrative body, a vacancy shall forthwith exist in the office of the Trustee, and a successor may be appointed by any court of competent jurisdiction upon the application of the Owners of not less than twenty percent (20%) in aggregate principal amount of the Bonds then Outstanding and such successor Trustee shall mail notice of its appointment, including the name and address of the applicable corporate trust office of the successor Trustee, by first-class mail to each Owner as its name and address appears on the Bond Registrar, and to the Escrow Agent, Paying Agent, Bond Registrar, any Credit Facility issuer and any Liquidity Facility issuer.

Section 614. Qualification of Successor Trustee. A successor Trustee shall be a national bank with trust powers or a bank or trust company with trust powers, having a combined net capital and surplus of at least $50,000,000.

Section 615. Instruments of Succession. Any successor Trustee shall execute, acknowledge and deliver to the Issuer an instrument accepting such appointment hereunder; and thereupon such successor Trustee, without any further act, deed, or conveyance, shall become fully vested with all the estates, properties, rights, powers, trusts, duties and obligations of its predecessor in trust hereunder, with like effect as if originally named Trustee herein. After withholding from the funds on hand any amounts owed to itself hereunder, the Trustee ceasing to act hereunder shall pay over to the successor Trustee all moneys held by it hereunder; and the Trustee ceasing to act and the Issuer shall execute and deliver an instrument or instruments transferring to the successor Trustee all the estates, properties, rights, powers and trusts hereunder of the Trustee ceasing to act except for the rights granted under Section 604 hereof. The successor Trustee shall mail notice of its appointment, including the name and address of the applicable corporate trust office of the successor Trustee, by first-class mail to each Owner as its name and address appears on the Bond Registrar, and to the Escrow Agent, Paying Agent, Bond Registrar, any Credit Facility issuer and any Liquidity Facility issuer.

Section 616. Merger of Trustee. Any corporation into which any Trustee hereunder may be merged or with which it may be consolidated or into which all or substantially all of its corporate trust assets shall be sold or its operations conveyed, or any corporation resulting from any merger or consolidation to which any Trustee hereunder shall be a party, shall be the successor Trustee under this Master Indenture without the execution or filing of any paper or any further act on the part of the parties thereto, anything herein to the contrary notwithstanding; provided, however, that any such successor corporation continuing to act as Trustee hereunder shall meet the requirements of Section 614 hereof, and if such corporation does not meet the aforesaid requirements, a successor Trustee shall be appointed pursuant to this Article VI.

Section 617. Resignation of Escrow Agent, Paying Agent or Bond Registrar. The Escrow Agent, Paying Agent or Bond Registrar may resign and be discharged of the duties created by this Master Indenture by executing an instrument in writing resigning such duties and specifying the date when such resignation shall take effect, and filing the same with the Issuer and the Trustee not less than sixty (60) days before the date specified in such instrument when such resignation shall take effect, and by giving written notice of such resignation shall take effect, and by giving written notice of such resignation mailed not less than sixty (60) days prior to such resignation date to each Owner as its name and address appear on the registration books of the Issuer maintained by the Bond Registrar. Such resignation shall take effect on the date specified in such notice, unless a successor Escrow Agent, Paying Agent or Bond Registrar is previously appointed in which event such resignation shall take effect immediately upon the

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appointment of such successor Escrow Agent, Paying Agent or Bond Registrar. If the successor Escrow Agent, Paying Agent or Bond Registrar shall not have been appointed within a period of sixty (60) days following the giving of notice, then the Trustee may appoint a successor Escrow Agent, Paying Agent or Bond Registrar as provided in Section 619 hereof.

Section 618. Removal of Escrow Agent, Paying Agent or Bond Registrar. The Escrow Agent, Paying Agent or Bond Registrar may be removed at any time prior to any Event of Default by the Issuer by filing with the Escrow Agent, Paying Agent or Bond Registrar to be removed, and with the Trustee, an instrument or instruments in writing executed by an Authorized Officer appointing a successor. Such removal shall be effective thirty (30) days (or such longer period as may be set forth in such instrument) after delivery of the instrument; provided, however, that no such removal shall be effective until the successor Escrow Agent, Paying Agent or Bond Registrar appointed hereunder shall execute, acknowledge and deliver to the Issuer an instrument accepting such appointment hereunder.

Section 619. Appointment of Successor Escrow Agent, Paying Agent or Bond Registrar. In case at any time the Escrow Agent, Paying Agent or Bond Registrar shall be removed, or be dissolved, or if its property or affairs shall be taken under the control of any state or federal court or administrative body because of insolvency or bankruptcy, or for any other reason, then a vacancy shall forthwith and ipso facto exist in the office of the Escrow Agent, Paying Agent or Bond Registrar, as the case may be, and a successor shall be appointed by the Issuer; and in case at any time the Escrow Agent, Paying Agent or Bond Registrar shall resign, then a successor shall be appointed by the Issuer. Upon any such appointment, the Issuer shall give written notice of such appointment to the predecessor Escrow Agent, Paying Agent or Bond Registrar, the successor Escrow Agent, Paying Agent or Bond Registrar, the Trustee and all Owners. Any new Escrow Agent, Paying Agent or Bond Registrar so appointed shall immediately and without further act supersede the predecessor Escrow Agent, Paying Agent or Bond Registrar.

Section 620. Qualifications of Successor Escrow Agent, Paying Agent or Bond Registrar. Every successor Escrow Agent, Paying Agent or Bond Registrar (i) shall be a subsidiary of any commercial bank or trust company (a) duly organized under the laws of the United States or any state or territory thereof, (b) authorized by Law to perform all the duties imposed upon it by this Master Indenture, and (c) capable of meeting its obligations hereunder, and (ii) shall have a combined net capital and surplus of at least $50,000,000.

Section 621. Acceptance of Duties by Successor Escrow Agent, Paying Agent or Bond Registrar. Any successor Escrow Agent, Paying Agent or Bond Registrar appointed hereunder shall execute, acknowledge and deliver to the Issuer an instrument accepting such appointment hereunder, and thereupon such successor Escrow Agent, Paying Agent or Bond Registrar, without any further act, deed or conveyance, shall become duly vested with all the estates, property, rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named Escrow Agent, Paying Agent or Bond Registrar herein. Upon request of such Escrow Agent, Paying Agent or Bond Registrar, such predecessor Escrow Agent, Paying Agent or Bond Registrar and the Issuer shall execute and deliver an instrument transferring to such successor Escrow Agent, Paying Agent or Bond Registrar all the estates,

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property, rights and powers hereunder of such predecessor Escrow Agent, Paying Agent or Bond Registrar and such predecessor Escrow Agent, Paying Agent or registrar shall pay over and deliver to the successor Escrow Agent, Paying Agent or Bond Registrar all moneys and other assets at the time held by it hereunder.

       Section 622. Successor by Merger or Consolidation. Any corporation into which any Escrow Agent, Paying Agent or Bond Registrar hereunder may be merged or converted or with which it may be consolidated or into which substantially all of its corporate trust assets shall be sold or otherwise conveyed, or any corporation resulting from any merger or consolidation to which any Escrow Agent, Paying Agent or Bond Registrar hereunder shall be a party, shall be the successor Escrow Agent, Paying Agent or Bond Registrar under this Master Indenture without the execution or filing of any paper or any further act on the part of the parties hereto, anything in this Master Indenture to the contrary notwithstanding.

       Section 623. Patriot Act Requirements of the Trustee. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, or other legal entity, the Trustee will ask for documentation to verify its formation and existence as a legal entity. The Trustee may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.

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ARTICLE VII

FUNDS CONSTITUTE TRUST FUNDS

Section 701. Trust Funds. Subject to the provisions of Section 604 and Section 905(a) hereof, all amounts on deposit with the Escrow Agent in Series Funds or Accounts for the benefit of a Series of Bonds shall:

(a)   be used only for the purposes and in the manner herein and in the Supplemental Indenture relating to such Series of Bonds provided and, pending such application, be held by the Escrow Agent for the Trustee in trust for the benefit of the Owners of such Series of Bonds;

(b)   be irrevocably pledged to the payment of such Series of Bonds, except for amounts on deposit in the Series Rebate Accounts in the Rebate Fund;

(c)   be held and accounted for separate and apart from all other Funds and Accounts, including Series Accounts of other Series of Bonds, and other funds and accounts of the Trustee and the Issuer;

(d)   until applied for the purposes provided herein, be subject to a first lien in favor of the Owners of such Series of Bonds and any pari passu obligations to issuers of Credit or Liquidity Facilities with respect to such series of Bonds, which lien is hereby created, prior and superior to all other liens now existing or hereafter created, and, to a second lien in favor of the Trustee, as security for the reasonable compensation for the services of the Trustee hereunder, and also all its reasonable expenses and disbursements, including the reasonable fees and expenses of Trustee's counsel, subordinate and inferior to the security interest granted to the Owners of such Series of Bonds and any pari passu obligations to issuers of Credit or Liquidity Facilities with respect to such series of Bonds, but nevertheless payable in the order of priority as set forth in Section 905(a) hereof upon the occurrence of an Event of Default; and

(e)   not be subject to lien or attachment by any creditor of the Trustee or any creditor of the Issuer or any other Series of Bonds other than the Owners of such Series of Bonds and the issuers of Credit or Liquidity Facilities with respect to such Series of Bonds.

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ARTICLE VIII

COVENANTS AND AGREEMENTS OF THE ISSUER

Section 801. Payment of Bonds. The Issuer shall duly and punctually pay or cause to be paid, but only from the Trust Estate with respect to each Series of Bonds, Debt Service on the dates, at the places, and in the amounts stated herein, in any Supplemental Indenture, and in the Bonds of such Series.

Section 802. Extension of Payment of Bonds. Except as provided in Section 901 hereof, the Issuer shall not directly or indirectly extend the time for payment of the interest on any Bonds.   The time for payment of Bonds of any Series shall be the time prescribed in the Supplemental Indenture relating to such Series of Bonds.

Section 803. Further Assurance. At any and all times the Issuer shall, so far as it may be authorized by Law, pass, make, do, execute, acknowledge and deliver, all and every such further resolutions, acts, deeds, conveyances, assignments, transfers and assurances as may be necessary or desirable for the better assuring, conveying, granting, assigning and confirming all and singular the rights, moneys, securities and funds hereby pledged or assigned, or intended so to be, or which the Issuer may become bound to pledge or assign after the date of execution of this Master Indenture.

Section 804.   Power to Issue Bonds and Create a Lien. The Issuer hereby represents to the Trustee and to the Owners that it is and will be duly authorized under all applicable Laws to issue the Bonds of each Series, to execute this Master Indenture, to adopt Supplemental Indentures, and to pledge its moneys, securities and funds in the manner and to the extent provided herein. Except as provided herein, the Issuer hereby represents that such moneys, securities and funds of the Issuer are and will be free and clear of any pledge, lien, charge or encumbrance thereon and all action on the part of the Issuer to that end has been and will be duly and validly taken. The Bonds of each Series, this Master Indenture and any Supplemental Indenture are and will be the valid and legally enforceable obligations of the Issuer, enforceable in accordance with their terms except to the extent that enforcement thereof may be subject to bankruptcy and other similar laws affecting creditors' rights generally. The Issuer shall at all times, to the extent permitted by Law, defend, preserve and protect the pledge and lien created by this Master Indenture and all the rights of the Owners hereunder against all claims and demands of all other persons whomsoever.

Section 805.   Power to Undertake Projects and to Collect Pledged Revenue.   The Issuer has or will have upon the date of issuance of each Series of Bonds, and will have so long as any Bonds are Outstanding, good right and lawful power: (i) to undertake the Projects, or it will take such action on its part required which it deems reasonable in order to obtain licenses, orders, permits or other authorizations, if any, from any agency or regulatory body having lawful jurisdiction which must be obtained in order to undertake such Project; and (ii) to fix, levy and collect or cause to be collected any and all Pledged Revenues.

Section 806. Sale of Projects. The Issuer covenants that, until such time as there are no Bonds of a Series Outstanding, it will not sell, lease or otherwise dispose of or encumber the related Project or any part thereof other than as provided herein. The Issuer may, however, from time to time, sell any machinery, fixtures, apparatus, tools, instruments, or other movable property acquired by the Issuer in connection with a Series Project, or any materials used in connection therewith, if the Issuer shall determine that such articles are no longer needed or are no longer useful in connection with the acquisition, construction, operation or maintenance of a Project, and the proceeds thereof may be applied to the replacement of the properties so sold or disposed of and, if not so applied, shall be deposited to the credit of the related Series Acquisition and Construction Account or, after the Date of Completion of the Project, shall be deposited to the credit of the related Series Principal Account. The Issuer may from time to time sell or lease such other property forming part of a Project which it may determine is not needed or serves no useful purpose in connection with the maintenance and operation of such Project, if the Consulting Engineers shall in writing approve such sale or lease; the proceeds of any such sale or lease shall be disposed of as hereinabove provided for the proceeds of the sale or disposal of movable property. The proceeds of any lease as described above shall be deposited to the credit of the related Series Principal Account or Redemption Account.

Notwithstanding the foregoing, the Issuer may: (i) dispose of all or any part of a Project, other than a Project the revenues to be derived from the operation of which are pledged to a Series of Bonds, by gift or dedication thereof to any unit of local government, or to the State or any agency or instrumentality of either of the foregoing or the United States Government; and/or (ii) impose, declare or grant title to or interests in the Project or a portion or portions thereof in order to create ingress and egress rights and public and private utility easements as the Issuer may deem necessary or desirable for the development, use and occupancy of the property within the Issuer; and/or (iii) impose or declare covenants, conditions and restrictions pertaining to the use, occupancy and operation of the Projects.

Section 807. Completion and Maintenance of Projects. The Issuer shall complete the acquisition and construction of a Project with all practical dispatch and in a sound and economical manner. So long as any Project is owned by the Issuer, the Issuer shall maintain, preserve and keep the same or cause the same to be maintained, preserved and kept, with the appurtenances and every part and parcel thereof, in good repair, working order and condition, and shall from time to time make, or cause to be made, all necessary and proper repairs, replacements and renewals so that at all times the operation thereof may be properly and advantageously conducted.

Section 808. Accounts and Reports.

(a) <u>Annual Report.</u> The Issuer shall, within one hundred eighty (180) days after the end of its Fiscal Year, so long as any Bonds are Outstanding, deliver to each Requesting Owner (hereinafter defined) and file with the Trustee, solely as a repository of such information, and otherwise as provided by Law, a copy of its annual audit for such year, accompanied by an Accountant's Certificate, including: (a) statements in reasonable detail of its financial condition as of the end of such Fiscal Year and income and expenses for such Fiscal Year, and (b) statements of all receipts and disbursements of the Pledged Revenues of each Series of Bonds

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(unless the Pledged Revenues of such Series are remitted directly to the Trustee). The Trustee shall, within ninety (90) days after the close of each Fiscal Year so long as any Bonds are Outstanding, file with the Issuer a summary with respect to each Fund and Account of the deposits thereto and disbursements therefrom during such Fiscal Year and the amounts held therein at the end of such Fiscal Year or, at the option of the Trustee, such summary can be made on a monthly basis. For purposes of the foregoing, the term "Requesting Owner" shall mean the Owner (or beneficial owner in the case of book-entry Bonds) of more than $1,000,000 aggregate principal amount of any Series of Bonds who requests such information in writing to the Issuer.

(b)   Default Certificate. The Issuer shall file with the Trustee, so long as any Bonds are Outstanding, a certificate of an Authorized Officer upon the occurrence of an Event of Default as described in Section 902(g) hereof, such certificate to contain a description of the nature of such default and actions taken or to be taken to remedy such default.

(c)   Inspection. The reports, statements and other documents required to be furnished by the Issuer to the Trustee and by the Trustee to the Issuer pursuant to any provisions hereof shall be available on any Business Day, during regular business hours, for inspection by any Owner at the designated corporate trust office of the Trustee upon the giving of at least five (5) Business Days advance written notice to the Trustee.

Section 809.   Arbitrage and Other Tax Covenants. The Issuer hereby covenants that it will not take any action, and will not fail to take any action, which action or failure would cause the Tax Exempt Bonds to become "arbitrage bonds" as defined in Section 148 of the Code or "private activity bonds" as defined in Section 141 of the Code. The Issuer further covenants that it will take all such actions after delivery of any Tax Exempt Bonds as may be required in order for interest on such Tax Exempt Bonds to remain excludable from gross income (as defined in Section 61 of the Code) of the Owners. Without limiting the generality of the foregoing, the Issuer hereby covenants that it will to the extent not remitted by the Trustee from funds held in the Series Rebate Account, remit to the United States that Rebate Amount at the time and place required by this Master Indenture and any Supplemental Indenture, including any Tax Regulatory Covenants contained therein.

Section 810.   Payment of Tolls. The Issuer will collect and enforce the payment of assessments, service charges, franchise fees, impact fees and other user fees associated with the Project and any other sources which constitute Pledged Revenues for the payment of any Series of Bonds in the manner prescribed by this Master Indenture, any Supplemental Indenture and all resolutions, ordinances or Laws thereunto appertaining at times and in amounts as shall be necessary in order to pay, when due, the principal of and interest on the Series of Bonds to which such Pledged Revenues are pledged; and to pay or cause to be paid the assessments, service charges, franchise fees, impact fees and other user fees as received to the Trustee in accordance with the provisions hereof.

Section 811.   Method of Collection of Assessments, Charges and Fees. The Issuer will develop and implement a plan to collect the assessments, service charges, franchise fees, impact fees and other user fees associated with the Project.

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Section 812.   Deposit of Proceeds from Sale of Property. If any property comprising a Project is sold, the proceeds of such sale shall be paid by the Issuer to the Trustee not later than five (5) Business Days following receipt of such proceeds by the Issuer and shall be deposited by the Trustee to the credit of the related Series Revenue Account.

Section 813.   No Other Obligations Payable from Assessments, Charges or Fees. The Issuer will not issue or incur any obligations payable from the proceeds of the assessments, service charges, franchise fees, impact fees or other user charges securing a Series of Bonds nor voluntarily create or cause to be created any debt, lien, pledge, assignment, encumbrance or other charge upon such assessments, service charges, franchise fees, impact fees or other user charges other than the lien of any Subordinate Debt.

Section 814.   General. The Issuer shall do and perform or cause to be done and performed all acts and things required to be done or performed by or on behalf of the Issuer under Law and this Master Indenture, in accordance with the terms of such provisions.

Upon the date of issuance of each Series of Bonds, all conditions, acts and things required by Law and this Master Indenture and any Supplemental Indenture to exist, to have happened and to have been performed precedent to and in the issuance of such Series of Bonds shall exist, have happened and have been performed and upon issuance the issue of such Series of Bonds shall be within every debt and other limit prescribed by Law applicable to the Issuer.

Section 815.   Secondary Market Disclosure. The Issuer covenants and agrees with the Owners, from time to time, of the Bonds issued hereunder to make best efforts to provide, or cause to be provided, on a timely basis, all appropriate information repositories such information and documents as shall be required by applicable Law to enable Owners to purchase and resell the Bonds issued, from time to time, hereunder. For purposes of complying with the above-described provision, the Issuer may rely on an opinion of counsel which is familiar with disclosure of information relating to municipal securities. Nothing herein shall, however, require the Issuer to provide disclosure in order to enable the purchaser of a security in a "private placement transaction" within the meaning of applicable securities laws, to offer or re-sell such security in other than a "private placement transaction." All financial statements provided to a repository shall be in accordance with generally accepted governmental accounting principles and shall be provided to such repository as soon as practicable after the same becomes available. The financial statements shall contain such information as shall be customary for local governments, such as the Issuer. Nothing in this Section 815 is intended to impose upon the Issuer, and this Section 815 shall not be construed as imposing upon the Issuer, any disclosure obligations beyond those imposed by applicable Law.

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ARTICLE IX

EVENTS OF DEFAULT AND REMEDIES

Section 901. Extension of Interest Payment. If the time for payment of interest of a Bond of any Series shall be extended, whether or not such extension be by or with the consent of the Issuer, such interest so extended shall not be entitled in case of default hereunder to the benefit or security of this Master Indenture unless the aggregate principal amount of all Bonds of such Bonds then Outstanding and of all accrued interest the time for payment of which shall not have been extended shall have previously been paid in full.

Section 902. Events of Default. Each of the following events is hereby declared an Event of Default with respect to a Series of Bonds:

(a)   Any payment of Debt Service on such Series of Bonds is not made when due;

(b)   The Issuer shall for any reason be rendered incapable of fulfilling its obligations hereunder or under the Supplemental Indenture relating to such Series of Bonds;

(c)   The Issuer admits in writing its inability to pay its debts generally as they become due, or files a petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to the appointment of a receiver or trustee for itself or for the whole or any part of a related Project;

(d)   The Issuer is adjudged insolvent by a court of competent jurisdiction, or is adjudged a bankrupt on a petition in bankruptcy filed against the Issuer, or an order, judgment or decree be entered by any court of competent jurisdiction appointing, without the consent of the Issuer, a receiver or trustee of the Issuer or of the whole or any part of its property and if the aforesaid adjudications, orders, judgments or decrees shall not be vacated or set aside or stayed within ninety (90) days from the date of entry thereof;

(e)   The Issuer shall file a petition or answer seeking reorganization or any arrangement under the Federal bankruptcy laws or any other applicable law or statute of the United States of America or any state thereof;

(f)   Under the provisions of any other law for the relief or aid of debtors, any court of competent jurisdiction shall assume custody or control of the Issuer's assets or any part thereof, and such custody or control shall not be terminated within ninety (90) days from the date of assumption of such custody or control; or

(g)   The Issuer shall default in the due and punctual performance of any of the material covenants, conditions, agreements and provisions contained in the Bonds of such Series or in this Master Indenture or in the Supplemental Indenture relating to such Series of Bonds on the part of the Issuer to be performed (other than a default in the payment of Debt Service on the related Series of Bonds when due, which is an Event of Default under subsection (a) above) and such default shall continue for thirty (30) days after written notice specifying such default and

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requiring same to be remedied shall have been given to the Issuer by the Trustee or, if the Trustee is unwilling or unable to act, by Owners of not less than ten percent (10%) in aggregate principal amount of the Bonds of such Series then Outstanding and affected by such default.

Section 903. No Acceleration of Maturities of Bonds of a Series. No Bonds of a Series issued under this Master Trust Indenture shall be subject to acceleration by reason of an Event of Default.

Section 904. Enforcement of Remedies. Upon the happening and continuance of any Event of Default specified in Section 902 above with respect to a Series of Bonds, the Trustee may protect and enforce the rights of the Owners of the Bonds of such Series under applicable Law, and under this Master Indenture, the related Supplemental Indenture and the Bonds of such Series, by such proceedings in equity or at law, either for the specific performance of any covenant or agreement contained herein or in aid or execution of any power herein or in the related Supplemental Indenture granted or for the enforcement of any proper legal or equitable remedy, as the Trustee shall deem most effectual to protect and enforce such rights.

The Owners of not less than a majority in aggregate principal amount of the Bonds of such Series Outstanding shall, subject to the requirements of Section 607, have the right, by an instrument or instruments in writing executed and delivered to the Trustee, to direct the method and place of conducting all remedial proceedings by the Trustee hereunder, provided that such directions shall not be in conflict with any rule of Law or this Indenture and that the Trustee shall have the right to decline to follow any such direction which in the opinion of the Trustee would be unduly prejudicial to the rights of the Owners of such Series of Bonds not parties to such direction or would subject the Trustee to personal liability or expense. Notwithstanding the foregoing, the Trustee shall have the right to select and retain legal counsel of its choosing to represent it in any such proceedings. The Trustee may take any other action which is not inconsistent with any direction under this second paragraph of this Section 904.

No Owner of such Series of Bonds shall have any right to pursue any other remedy under this Indenture or such Series of Bonds unless: (1) an Event of Default shall have occurred and is continuing; (2) the Owners of not less than a majority in aggregate principal amount of the Bonds of such Series Outstanding have requested the Trustee, in writing, to exercise the powers granted in the first paragraph of this Section 904 or to pursue such remedy in its or their name or names; (3) the Trustee has been offered indemnity satisfactory to it against costs, expenses and liabilities reasonably anticipated to be incurred; (4) the Trustee has declined to comply with such request, or has failed to do so, within sixty (60) days after its receipt of such written request and offer of indemnity; and (5) no direction inconsistent with such request has been given to the Trustee during such 60-day period by the Owners of not less than a majority in aggregate principal amount of the Bonds of such Series Outstanding. The provisions of this immediately preceding sentence of this Section 904 are conditions precedent to the exercise by any Owner of such Series of Bonds of any remedy hereunder. The exercise of such rights is further subject to the provisions of Section 909, and the second paragraph of this Section 904. No one or more Owner of such Series of Bonds shall have any right in any manner whatever to enforce any right under this Indenture, except in the manner herein provided.

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Section 905. Pro Rata Application of Funds Among Owners of a Series of Bonds.   Anything in this Master Indenture to the contrary notwithstanding, if at any time the moneys in the Series Funds and Accounts shall not be sufficient to pay Debt Service on the related Series of Bonds when due, such moneys together with any moneys then available or thereafter becoming available for such purpose, whether through the exercise of the remedies provided for in this Article or otherwise, shall be applied as follows:

(a)   Unless the aggregate principal amount of all the Bonds of such Series shall have become due and payable, all such moneys shall be applied:

First: to the payment of any then-due fees and expenses of the Trustee, including reasonable counsel fees and expenses, to the extent not otherwise paid;

Second: to payment to the persons entitled thereto of all installments of interest then due and payable on the Bonds of such Series, in the order in which such installments become due and payable and, if the amount available shall not be sufficient to pay in full any particular installment, then to the payment ratably, according to the amounts due on such installment, to the persons entitled thereto, without any discrimination or preference except as to any difference in the rates of interest specified in the Bonds of such Series; and

Third: to the payment to the persons entitled thereto of the unpaid principal of any of the Bonds of such Series which shall have become due (other than Bonds of such Series called for redemption for the payment of which sufficient moneys are held pursuant to this Master Indenture), in the order of their due dates, with interest upon the Bonds of such Series at the rates specified therein from the dates upon which they become due to their payment date, and, if the amount available shall not be sufficient to pay in full the principal of Bonds of such Series due on any particular date, together with such interest, then to the payment first of such interest, ratably according to the amount of such interest due on such date, and then to the payment of such principal, ratably according to the amount of such principal due on such date, to the Owners of the Bonds of such Series entitled thereto without any discrimination or preference except as to any difference in the foregoing rates of interest.

(b)   If the aggregate principal amount of all the Bonds of a Series shall have become due and payable in accordance with their terms, all such moneys shall be applied first to the payment of any fees and expenses of the Trustee, including reasonable counsel fees and expenses, to the extent not otherwise paid, and, then the payment of the whole amount of principal and interest then due and unpaid upon the Bonds of such Series, without preference or priority of principal or of interest or of any installment of interest over any other, or of any Bond over any other Bond of such Series, ratably, according to the amounts due respectively for principal and interest, to the persons entitled thereto without any discrimination or preference except as to any difference in the respective rates of interest specified in the Bonds of such Series.

The provisions of this Section are in all respects subject to the provisions of Section 901 of this Article.

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Whenever moneys are to be applied pursuant to this Section, such moneys shall be applied by the Escrow Agent at such times as the Trustee in its sole discretion shall determine, having due regard to the amount of such moneys available for application and the likelihood of additional moneys becoming available for such application. The deposit of such moneys with the Escrow Agent for the benefit of the Payment Agent shall constitute proper application by the Trustee, and the Trustee shall incur no liability whatsoever to any Owner or to any other person for any delay in applying any such funds, so long as the Trustee acts with reasonable diligence, having due regard to the circumstances, and ultimately applies such moneys in accordance with such provisions of this Master Indenture as may be applicable at the time of application. Whenever the Trustee shall exercise such discretion in applying such funds, it shall fix the date upon which such application is to be made and upon such date interest on the amounts of principal to be paid on such date shall cease to accrue. The Trustee shall give such notice as it may deem appropriate of the fixing of any such date, and shall not be required to make payment to any Owner until such Bond shall be surrendered to him for appropriate endorsement.

Section 906. Effect of Discontinuance of Proceedings. If any proceeding taken by the Trustee or any Owner on account of any default shall have been discontinued or abandoned for any reason, then the Issuer and the Owner shall be restored to their former positions and rights hereunder, respectively, and all rights and remedies of the Owners shall continue as though no such proceeding had been taken.

Section 907. Restriction on Individual Owner Actions. Except as provided in Section 910 below, no Owner of any of the Bonds shall have any right in any manner whatever to affect, disturb or prejudice the security of this Master Indenture or any Supplemental Indenture, or to enforce any right hereunder or thereunder except in the manner herein or therein provided, and all proceedings at law or in equity shall be instituted and maintained for the benefit of all Owners of the Bonds of such Series.

Section 908. No Remedy Exclusive. No remedy conferred upon the Trustee or the Owners is intended to be exclusive of any other remedy herein or in any Supplemental Indenture provided, and each such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or thereunder.

Section 909. Delay Not a Waiver. No delay or omission of the Trustee or any Owner to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or an acquiescence therein; and every power and remedy given to the Trustee and the Owners may be exercised from time to time and as often as may be deemed expedient.

Section 910. Right to Enforce Payment of Bonds. Nothing in this Article shall affect or impair the right of any Owner to enforce the payment of Debt Service on the Bond of which such person is the registered Owner, or the obligation of the Issuer to pay Debt Service to the Owner at the time and place specified in such Bond.

Section 911. No Cross Default Among Series. The occurrence of an Event of Default hereunder or under any Supplemental Indenture with respect to any Series of Bonds shall

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not constitute an Event of Default with respect to any other Series of Bonds, unless the event giving rise to the Event of Default also constitutes an Event of Default hereunder or under the Supplemental Indenture with respect to such other Series of Bonds.

       Section 912. Indemnification.   Other than to make proper draws under a Credit Facility, the Trustee shall be under no obligation to institute any suit or to take any remedial proceeding under this Master Indenture or any Supplemental Indenture or to enter any appearance or in any way defend in any suit in which it may be made defendant, or to advance its own money, or to take any steps in the execution of the trusts hereby created or in the enforcement of any rights and powers hereunder, until it shall be indemnified to its satisfaction against any and all costs and expenses, outlays and counsel fees and other reasonable disbursements, and against all liability. Notwithstanding the foregoing, the indemnification provided by this Section 912 shall not be applicable in cases of the Trustee's gross negligence or willful misconduct.

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ARTICLE X

EXECUTION OF INSTRUMENTS BY OWNERS AND PROOF OF OWNERSHIP OF BONDS

Section 1001. Execution of Instruments by Owners and Proof of Ownership of Bonds. Any request, direction, consent or other instrument in writing required or permitted by this Master Indenture or any Supplemental Indenture to be signed or executed by Owners may be in any number of concurrent instruments of similar tenor and may be signed or executed by Owners or their attorneys or legal representatives. Proof of the execution of any such instrument shall be sufficient for any purpose of this Master Indenture and shall be conclusive in favor of the Issuer with regard to any action taken by it under such instrument if verified by any officer in any jurisdiction who, by the laws thereof, has power to take affidavits within such jurisdiction, to the effect that such instrument was subscribed and sworn to before him, or by an affidavit of a witness to such execution. Where such execution is on behalf of a person other than an individual, such verification or affidavit shall also constitute sufficient proof of the authority of the signer thereof.

Nothing contained in this Article shall be construed as limiting the Trustee to such proof, it being intended that the Trustee may accept any other evidence of the matters herein stated which it may deem sufficient. Any request or consent of the Owner of any Bond shall bind every future owner of the same Bond in respect of anything done by the Trustee or the Issuer in pursuance of such request or consent.

Section 1002. Deposit of Bonds.   Notwithstanding the foregoing, neither the Issuer nor the Trustee shall be required to recognize any person as an Owner of any Bond or to take any action at his request unless such Bond shall be deposited with the Trustee.

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ARTICLE XI

SUPPLEMENTAL INDENTURES

Section 1101. Supplemental Indentures.   Without Owners' consent, the Governing Body from time to time may authorize such indentures supplemental hereto or amendatory hereof as shall not be inconsistent with the terms and provisions hereof (which supplemental indenture shall thereafter form a part hereof), without the consent of the Owners, for the following purposes:

(a)   to provide for the initial issuance of a Series of Bonds or Refunding Bonds of a Series; or

(b)   to make any change whatsoever to the terms and provisions of this Master Indenture, but only as such change relates to a Series of Bonds upon the original issuance thereof (or upon the original issuance of Refunding Bonds of a Series which defease and discharge the Supplemental Indenture of the Series of Bonds to be refunded) under and pursuant to the terms of the Supplemental Indenture effecting such change; or

(c)   to cure any ambiguity or formal defect or omission or to correct any inconsistent provisions in this Master Indenture; or

(d)   to grant to the Owners or to the Trustee on behalf of the Owners any additional rights or security that may lawfully be granted; or

(e)   to add to the covenants and agreements of the Issuer in this Master Indenture other covenants and agreements thereafter to be observed by the Issuer to the benefit of the Owners of the Outstanding Bonds; or

(f)   to modify the provisions of this Master Indenture or any Supplemental Indenture provided that such modification does not, in the written opinion of Bond Counsel, materially adversely affect the interests of the Owners of the Bonds Outstanding, upon which opinion the Trustee may conclusively rely.

Section 1102. Supplemental Indentures With Owner Consent.   Subject to the provisions contained in this Section, and not otherwise, the Owners of not less than fifty-one percent (51%) in aggregate principal amount of the Bonds then Outstanding shall have the right, from time to time, anything contained in this Master Indenture to the contrary notwithstanding, to consent to and approve the adoption of such indentures supplemental hereto or amendatory hereof as shall be deemed desirable by the Issuer for the purpose of modifying, altering, amending, adding to or rescinding, in any particular, any of the provisions of this Master Indenture; provided, however, that nothing herein contained shall permit, or be construed as permitting, without the consent of all Owners of Bonds then Outstanding and affected by such supplement or amendment,

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(a)   an extension of the maturity of, or an extension of the Interest Payment Date on, any Bond;

(b)   a reduction in the principal, premium, or interest on any Bond;

(c)   a preference or priority of any Bond over any other Bond; or

(d)   a reduction in the aggregate principal amount of the Bonds required for consent to such Supplemental Indenture.

In addition to the foregoing, the Owners of not less than fifty-one percent (51%) in aggregate principal amount of the Bonds of any Series then Outstanding shall have the right, from time to time, anything contained in this Master Indenture or in the Supplemental Indenture relating to such Series of Bonds to the contrary notwithstanding, to consent to and approve the adoption of such indentures supplemental to the Supplemental Indenture relating to such Series of Bonds or amendatory thereof, but not hereof, as shall be deemed desirable by the Issuer for the purpose of modifying, altering, amending, adding to or rescinding, in any particular, any of the provisions of such Supplemental Indenture or of any indenture supplemental thereto; provided, however, that nothing herein contained shall permit, or be construed as permitting, without the consent of all Owners of Bonds of such Series then Outstanding and affected by such amendment,

(a)   an extension of the maturity of, or an extension of the Interest Payment Date on, any Bond of such Series;

(b)   a reduction in the principal, premium, or interest on any Bond of such Series;

(c)   a preference or priority of any Bond of such Series over any other Bond of such Series; or

(d)   a reduction in the aggregate principal amount of the Bonds of such Series required for consent to such indenture supplemental to the Supplemental Indenture.

If at any time the Issuer shall determine that it is desirable to approve any Supplemental Indenture pursuant to this Section 1102, the Issuer shall cause the Trustee to mail, at the expense of the Issuer, notice of the proposed approval to the Owners whose approval is required. Such notice shall be prepared by the Issuer and shall briefly set forth the nature of the proposed Supplemental Indenture or indenture supplemental to a Supplemental Indenture and shall state that copies thereof are on file with the Secretary for inspection by all affected Owners. The Issuer shall not, however, be subject to any liability to any Owner by reason of its failure to cause the notice required by this Section to be mailed and any such failure shall not affect the validity of such Supplemental Indenture or indenture supplemental to a Supplemental Indenture when consented to and approved as provided in this Section.

Whenever, at any time within one (1) year after the date of the first mailing of such notice, there shall be delivered to the Issuer an instrument or instruments in writing purporting to

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be executed by the Owners of the requisite principal amount of the Bonds of such Series Outstanding, which instrument or instruments shall refer to the proposed Supplemental Indenture or indenture supplemental to a Supplemental Indenture described in such notice and shall specifically consent to and approve the execution thereof in substantially the form of the copy thereof referred to in such notice, thereupon, but not otherwise, the Governing Body and the Trustee may approve such Supplemental Indenture and cause it to be executed, in substantially such form, without liability or responsibility to any Owner.

Section 1103. Opinion of Bond Counsel With Respect to Supplemental Indenture. In addition to the other requirements herein set forth with respect to Supplemental Indentures or indenture supplemental to a Supplemental Indenture, no such indenture shall be effective unless and until there shall have been delivered to the Trustee the opinion of Bond Counsel to the effect that such indenture is permitted pursuant to this Master Indenture and that such indenture is the valid and binding obligation of the Issuer enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or general equitable principles, upon which opinion the Trustee may conclusively rely. In addition, if such indenture relates to a Series of Tax Exempt Bonds, such opinion shall also state that such indenture will not adversely affect the exclusion from gross income for federal income tax purposes of interest on the related Series of Bonds.

Section 1104. Supplemental Indenture Part of Indenture. Any supplemental indenture executed in accordance with this Article and approved as to legality by counsel to the Issuer shall thereafter, except as otherwise provided therein, form a part of this Master Indenture. Except as applicable only to Bonds of a Series, all of the terms and conditions contained in any such supplemental indenture amendatory of this Master indenture shall be part of the terms and conditions hereof.

Section 1105. Insurer or Issuer of a Credit or Liquidity Facility as Owner of Bonds. As long as a Credit or Liquidity Facility securing all or a portion of the Bonds of a Series Outstanding is in effect and the issuer thereof is not in default of any of its obligations under such Credit or Liquidity Facility, as the case may be, the issuer of the Credit or Liquidity Facility or the Insurer, to the extent so authorized in the applicable Supplemental Indenture, will be deemed to be the Owner of the Bonds of such Series secured by the Credit or Liquidity Facility: (i) at all times for the purpose of the execution and delivery of a supplemental indenture or of any amendment, change or modification of the Master Indenture or the applicable Supplemental Indenture or the initiation by Owners of any action to be undertaken by the Trustee at the Owner's request, which under the Master Indenture or the applicable Supplemental Indenture requires the written approval or consent of or can be initiated by the Owners of at least a majority in principal amount of the Bonds of the Series at the time Outstanding; (ii) at all times for the purpose of the mailing of any notice to Owners under the Master Indenture or the applicable Supplemental Indenture; and (iii) following an Event of Default for all other purposes. Notwithstanding the foregoing, neither an Insurer nor the issuer of a Credit or Liquidity Facility with respect to a Series of Bonds will be deemed to be an Owner of the Bonds of such Series with respect to any such Supplemental Indenture or of any amendment, change or modification of the Master Indenture which would have the effect of permitting: (i) a change in the terms of redemption or maturity of any Bonds of a Series Outstanding or of any installment of interest

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thereon; or (ii) a reduction in the principal amount or the Redemption Price thereof or in rate of interest thereon; or (iii) reducing the percentage or otherwise affecting the classes of Bonds the consent of the Owners of which is required to effect any such modification or amendment; or (iv) creating any preference or priority of any Bond of a Series over any other Bond of such Series.

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ARTICLE XII

DEFEASANCE

Section 1201. Defeasance and Discharge of the Lien of this Master Indenture and Supplemental Indentures.

(a)   If the Issuer pays or causes to be paid, or there shall otherwise be paid, to the Owners of all Bonds the principal or Redemption Price, if applicable, and interest due or to become due thereon and the obligations under any Letter of Credit Agreement and any Liquidity Agreement, at the times and in the manner stipulated therein and in this Master Indenture and any Letter of Credit Agreement and any Liquidity Agreement and pays or causes to be paid all other moneys owing hereunder and under any Supplemental Indenture (including, without limitation the fees and expenses of the Trustee, including reasonable counsel fees and expenses), then the lien of this Master Indenture and all covenants, agreements and other obligations of the Issuer to the Owners and the issuer of any Credit Facility or Liquidity Facility shall thereupon cease, terminate and become void and be discharged and satisfied. In such event, the Trustee upon the request of the Issuer shall execute and deliver to the Issuer all such instruments as may be desirable to evidence such discharge and satisfaction, and the Trustee, Escrow Agent and the Paying Agent shall pay over or deliver, as directed by the Issuer, all moneys or securities held by them pursuant to this Master Indenture which are not required for the payment of principal or Redemption Price, if applicable, on Bonds not theretofore surrendered for such payment or redemption or for payment of obligations under any Letter of Credit Agreement and any Liquidity Agreement. If the Issuer pays or causes to be paid, or there shall otherwise be paid, to the Owners of all Outstanding Bonds or of a particular maturity, of a particular Series or of any part of a particular maturity or Series the principal or Redemption Price, if applicable, and interest due or to become due thereon, at the times and in the manner stipulated therein and in this Master Indenture, such Bonds shall cease to be entitled to any lien, benefit or security under this Master Indenture, and all covenants, agreements and obligations of the Issuer to the Owners of such Bonds shall thereupon cease, terminate and become void and be discharged and satisfied. Anything to the contrary in this Section 1201 notwithstanding, this Master Indenture shall not be discharged nor shall any Bonds with respect to which moneys or Governmental Obligations have been deposited in accordance with the provisions of this Section 1201 cease to be entitled to the lien, benefit or security under this Master Indenture, except to the extent that the lien, benefit and security of this Master Indenture and the obligations of the Issuer hereunder shall be limited solely to and such Bonds shall be secured solely by and be payable solely from the moneys or Governmental Obligations so deposited.

(b)   Bonds or interest installments for the payment or redemption of which moneys shall have been set aside and shall be held in trust by the Escrow Agent for the Trustee (through deposit pursuant to this Master Indenture of funds for such payment or redemption or otherwise) at the maturity or redemption date thereof shall be deemed to have been paid within the meaning and with the effect expressed in this Section. All Outstanding Bonds of any particular maturity or Series shall prior to the maturity or redemption date thereof be deemed to have been paid within the meaning and with the effect expressed in subsection (a) of this Section 1201 if: (i) in case any of such Bonds are to be redeemed on any date prior to their maturity, the Issuer shall

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have given to the Trustee or the Bond Registrar irrevocable instructions accepted in writing by the Trustee or the Bond Registrar to mail as provided in Article III notice of redemption of such Bonds on such date; (ii) there shall have been deposited with the Escrow Agent for the Trustee either moneys in an amount which shall be sufficient, or Governmental Obligations, the principal of and the interest on which when due shall, as demonstrated in an Accountant's Certificate, provide moneys which, together with the moneys, if any, deposited with the Escrow Agent for the Trustee at the same time, be sufficient to pay when due the principal or Redemption Price, if applicable, and interest due and to become due on said Bonds on or prior to the redemption date or maturity date thereof, as the case may be; (iii) the Issuer shall have given the Trustee or the Bond Registrar in form satisfactory to it irrevocable instructions to mail, postage prepaid, to each registered Owner of Bonds then Outstanding at the address, if any, appearing upon the registry books of the Issuer, a notice to the registered Owners of such Bonds and to the Registrar that the deposit required by (ii) above has been made with the Trustee and that such Bonds are deemed to have been paid in accordance with this Section 1201 and stating such maturity or redemption date upon which moneys are to be available for the payment of the principal or redemption price, if applicable, on such Bonds; and (iv) an opinion of Bond Counsel to the effect that such defeasance is permitted under this Master Indenture and the Supplemental Indenture relating to the Series of Bonds so defeased and that, in the case of Tax-Exempt Bonds, such defeasance will not adversely affect the tax exempt status of such Series of Bonds. Neither Governmental Obligations nor moneys deposited with the Escrow Agent for the Trustee pursuant to this Section 1201 nor principal or interest payments on any such Governmental Obligations shall be withdrawn or used for any purpose other than, and shall be held in trust for, the payment of the principal or redemption price, if applicable, and interest on such Bonds; provided that any cash received from such principal or interest payments on such Governmental Obligations deposited with the Escrow Agent: (i) to the extent such cash shall not be required at any time for such purpose as evidenced by an Accountant's Certificate or, and to the extent all obligations under any Letter of Credit Agreement or any Liquidity Agreement are satisfied, as determined by an Insurer or an issuer of any Credit Facility and any Liquidity Facility securing the Bonds with respect to which such Governmental Obligations have been so deposited, shall be paid over upon the direction of the Issuer as received by the Escrow Agent, free and clear of any trust, lien, pledge or assignment securing such Bonds or otherwise existing under this Master Indenture; and (ii) to the extent such cash shall be required for such purpose at a later date, shall, to the extent practicable, be reinvested in Governmental Obligations maturing at times and in amounts sufficient to pay when due the principal or redemption price, if applicable, and interest to become due on such Bonds, or obligations under any Letter of Credit Agreement or any Liquidity Agreement, on or prior to such redemption date or maturity date thereof, as the case may be, and interest earned from such reinvestments shall be paid over as received by the Escrow to the Trustee for the Issuer, free and clear of any lien, pledge or security interest securing such Bonds or otherwise existing under this Master Indenture. For the purposes of this provision, Governmental Obligations means and includes only such securities which shall not be subject to redemption prior to their maturity other than at the option of the holder thereof.

       (c)   As to any Variable Rate Bonds, whether discharged and satisfied under the provisions of subsection (a) or (b) above, the amount required for the interest thereon shall be calculated at the maximum rate permitted by the terms of the provisions which authorized the issuance of such Variable Rate Bonds; provided, however, that if on any date, as a result of such

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Variable Rate Bonds having borne interest at less than such maximum rate for any period, the total amount of moneys and Investment Obligations on deposit for the payment of interest on such Variable Rate Bonds is in excess of the total amount which would have been required to be deposited on such date in respect of such Variable Rate Bonds in order to fully discharge and satisfy such Bonds and obligations under Letter of Credit Agreement and any Liquidity Agreement pursuant to the provisions of this Section, the Issuer may use the amount of such excess free and clear of any trust, lien, security interest, pledge or assignment securing said Variable Rate Bonds or otherwise existing under this Master Indenture or under any Letter of Credit Agreement or any Liquidity Agreement.

(d)   Notwithstanding any of the provisions of this Master Indenture to the contrary, Option Bonds may only be fully discharged and satisfied either pursuant to subsection (a) above or by depositing in the Series Interest Account, the Series Principal Account and the Series Redemption Account, or in such other accounts which are irrevocably pledged to the payment of the Option Bonds, as the Issuer may create and establish by Supplemental Indenture, moneys which together with other moneys lawfully available therefore shall be sufficient at the time of such deposit to pay when due the maximum amount of principal of and redemption price, if any, and interest on such Option Bonds which could become payable to the Owners of such Bonds upon the exercise of any options provided to the Owners of such Bonds; provided, however, that if, at the time a deposit is made pursuant to this subsection (d), the options originally exercisable by the Owner of an Option Bond are no longer exercisable, such Bond shall not be considered an Option Bond for purposes of this subsection (d). If any portion of the moneys deposited for the payment of the principal of and redemption price, if any, and interest on Option Bonds is not required for such purpose and is not needed to reimburse an Insurer or an issuer of any Credit Facility or Liquidity Facility, for obligations under any Letter of Credit Agreement or any Liquidity Agreement, the Issuer may use the amount of such excess free and clear of any trust, lien, security interest, pledge or assignment securing such Option Bonds or otherwise existing under this Master Indenture or any Letter of Credit Agreement or Liquidity Agreement.

(e)   Anything in this Master Indenture to the contrary notwithstanding, any moneys held by the Escrow Agent for the Trustee or any Paying Agent in trust for the payment and discharge of any of the Bonds which remain unclaimed for six (6) years after the date when such Bonds have become due and payable, either at their stated maturity dates or by call for earlier redemption, if such moneys were held by the Escrow Agent for the Trustee or any Paying Agent at such date, or for six (6) years after the date of deposit of such moneys if deposited with the Escrow Agent for the Trustee or Paying Agent after the date when such Bonds became due and payable, shall at the written request of the Issuer be repaid by the Escrow Agent for the Trustee or Paying Agent to the Issuer, as its absolute property and free from trust, and the Escrow Agent for the Trustee or Paying Agent shall thereupon be released and discharged with respect thereto and the Owners shall look only to the Issuer for the payment of such Bonds; provided, however, that before being required to make any such payment to the Issuer, the Escrow Agent, Trustee or Paying Agent shall, at the expense of the Issuer, cause to be mailed, postage prepaid, to any Insurer or any issuer of any Credit Facility or Liquidity Facility, and to each registered Owner of Bonds then Outstanding at the address, if any, appearing upon the registry books of the Issuer, a notice that such moneys remain unclaimed and that, after a date named in such notice, which

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date shall be not less than thirty (30) days after the date of the mailing of such notice, the balance of such moneys then unclaimed shall be returned to the Issuer.

(f)   In the event that the principal and Redemption Price, if applicable, and interest due on the Bonds shall be paid by the Insurer pursuant to a municipal bond insurance policy, the assignment and pledge and all covenants, agreements and other obligations of the Issuer to the Owners of such Bonds shall continue to exist and the Insurer shall be subrogated to the rights of such Owners.

(g)   Anything in this Master Indenture to the contrary notwithstanding, the provisions of the foregoing subsections (b) through (f) shall apply to the discharge of Bonds of a Series and to the discharge of the lien of any Supplemental Indenture securing such Series of Bonds as though each reference to the "Master Indenture" were a reference to such "Supplemental Indenture" and as though each reference to "Bonds Outstanding" were a reference to the "Bonds of such Series Outstanding."

Section 1202. Moneys Held in Trust. All moneys and obligations held by an escrow agent or paying agent or trustee pursuant to this Section shall be held in trust and the principal and interest of said obligations when received, and said moneys, shall be applied to the payment, when due, of the principal, interest and premium, if any, of the Bonds to be paid or to be called for redemption.

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ARTICLE XIII

MISCELLANEOUS PROVISIONS

Section 1301. Effect of Covenant.   All covenants, stipulations, obligations and agreements of the Issuer contained in this Master Indenture shall be deemed to be covenants, stipulations, obligations and agreements of the Issuer and of the Governing Body of the Issuer to the full extent authorized or permitted by Law and all such covenants, stipulations, obligations and agreements shall bind or inure to the benefit of the successor or successors thereof from time to time and any officer, board, body or commission to whom or to which any power or duty affecting such covenants, stipulations, obligations and agreements shall be transferred by or in accordance with Law.

Except as otherwise provided herein, all rights, powers and privileges conferred, and duties and liabilities imposed, upon the Issuer or upon the Governing Body by this Master Indenture shall be exercised or performed by the Governing Body, or by such other officers, board, body or commission as may be required by Law to exercise such powers or to perform such duties.

No covenant, stipulation, obligation or agreement herein contained shall be deemed to be a covenant, stipulation, obligation or agreement of any member, agent or employee of the Governing Body in his or her individual capacity, and neither the members of the Governing Body nor any official executing the Bonds shall be liable personally on the Bonds or be subject to any personal liability or accountability by reason of the issuance thereof.

Section 1302. Manner of Giving Notice to the Issuer and the Trustee. Any notice, demand, direction, request or other instrument authorized or required by this Master Indenture to be given to or filed with the Issuer or the Governing Body or the Trustee shall be deemed to have been sufficiently given or filed for all purposes of this Master Indenture if and when sent by certified mail, return receipt requested:

To the Issuer, addressed to:

To the Trustee, addressed to:

or to such other address as shall be provided to the other party hereto in writing.

All documents received by the Issuer and the Trustee under this Master Indenture shall be retained in their possession, subject at all reasonable times to the inspection of any Owner and the agents and representatives thereof.

Section 1303. Manner of Giving Notice to the Owners. Any notice, demand, direction, request, or other instrument authorized or required by this Master Indenture to be mailed to the Owners shall be deemed to have been sufficiently mailed if mailed by first class mail, postage pre-paid, to the Owners at their addresses as they appear at the time of mailing on the registration books maintained by the Bond Registrar.

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Section 1304. Successorship of Issuer Officers.   If the offices of Chairman, or Secretary shall be abolished or any two or more of such offices shall be merged or consolidated, or in the event of a vacancy in any such office by reason of death, resignation, removal from office or otherwise, or in the event any such officer shall become incapable of performing the duties of his office by reason of sickness, absence from the Issuer or otherwise, all powers conferred and all obligations and duties imposed upon such officer shall be performed by the officer succeeding to the principal functions thereof or by the officer upon whom such powers, obligations and duties shall be imposed by Law.

Section 1305. Inconsistent Provisions.   All provisions of any resolutions, and parts thereof, which are inconsistent with any of the provisions of this Master Indenture are hereby declared to be inapplicable to this Master Indenture.

Section 1306. Further Acts; Counterparts.   The officers and agents of the Issuer are hereby authorized and directed to do all the acts and things required of them by the Bonds and this Master Indenture, for the full, punctual and complete performance of all of the terms, covenants, provisions and agreements contained in the Bonds and this Master Indenture.

This Master Indenture and any Supplemental Indenture may be executed in duplicate counterparts each of which shall constitute one and the same agreement.

Section 1307. Headings Not Part of Indenture. Any headings preceding the texts of the several Articles and Sections hereof and any table of contents, marginal notes or footnotes appended to copies hereof shall be solely for convenience of reference, and shall not constitute a part of this Master Indenture, nor shall they affect its meaning, construction or effect.

Section 1308. Effect of Partial Invalidity.   In case any one or more of the provisions of this Master Indenture or of any Bonds shall for any reason be held to be illegal or invalid, such illegality or invalidity shall not affect any other provision of this Master Indenture or of the Bonds, but this Master Indenture and the Bonds shall be construed and enforced as if such illegal or invalid provision had not been contained therein. The Bonds are issued and this Master Indenture is adopted with the intent that applicable Laws shall govern their construction.

Section 1309.   Effective Date. This Master Indenture shall be effective as of the date first above-written.

(SEAL)	**GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC..**
ATTEST:	
	By:_____
_____	Print Name:_____
Secretary	Title: _____

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      Section 1309.   **Effective Date.** This Master Indenture shall be effective as of the date first above-written.

(SEAL) ATTEST:

_____
Secretary

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GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC..

By:_____
Print

Name:_____
Title:

(SEAL) ATTEST:

_____
Authorized Trust Officer

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(SEAL) ATTEST:

Secretary

(SEAL) ATTEST: **GLOBAL INFRASTRUCTURE FINANCE &**

DEVELOPMENT AUTHORITY, INC.

_____
Secretary

                                 By:_____
                                 Print
                                 Name:_____

(Seal) ATTEST:_____

                                 Authorized Trust Officer **TRUSTEE**
                                 By:_____
                                 Print Name:_____
                                 Title:_____

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EXHIBIT A

FORM OF REQUISITION

The undersigned, an Authorized Officer of Global Infrastructure Finance & Development Authority, Inc.. (the "Direct Issuer"), hereby submits the following requisition for disbursement under and pursuant to the terms of the Master Trust Indenture from the Issuer to _____, as trustee (the "Trustee"), dated as of _____, 20_____ (the "Master Indenture"), as amended and supplemented by the First Supplemental Trust Indenture from the Issuer to the Trustee, dated as of _____, 20_____ (the Master Indenture as amended and supplemented is hereinafter referred to as the "Indenture") (all capitalized terms used herein shall have the meaning ascribed to such term in the Indenture):

(A)   Requisition Number:
(B)   Name of Payee:
(C)   Amount Payable:

(D)   Purpose for which paid or incurred (refer also to specific contract if amount is due and payable pursuant to a contract involving progress payments, or, state Costs of Issuance, if applicable):

(E)   Fund or Account and subaccount, if any, from which disbursement to be made:

The undersigned hereby certifies that [obligations in the stated amount set forth above have been incurred by the Issuer, that each disbursement set forth above is a proper charge against the Series Acquisition and Construction Account and the subaccount, if any, referenced above, that each disbursement set forth above was incurred in connection with the acquisition and construction of the Project and each represents a Cost of the Project, and has not previously been paid] OR [this requisition is for Costs of Issuance payable from the Series Costs of Issuance Account that has not previously been paid].

The undersigned hereby further certifies that there has not been filed with or served upon the Issuer notice of any lien, right to lien, or attachment upon, or claim affecting the right to receive payment of, any of the moneys payable to the Payee set forth above, which has not been released or will not be released simultaneously with the payment hereof.

The undersigned hereby further certifies that such requisition contains no item representing payment on account of any retained percentage which the Issuer is at the date of such certificate entitled to retain.

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC..

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By:_____

Authorized Officer

CONSULTING ENGINEER'S APPROVAL FOR NON-COST
OF ISSUANCE REQUESTS ONLY

If this requisition is for a disbursement from other than Costs of Issuance, the undersigned Consulting Engineer hereby certifies that this disbursement is for a Cost of the Project and is consistent with: (i) the applicable acquisition or construction contract; (ii) the plans and specifications for the portion of the Project with respect to which such disbursement is being made; and, (ii) the report of the Consulting Engineer attached as an Exhibit to the First Supplemental Trust Indenture, as such report shall have been amended or modified on the date hereof.

_____

Consulting Engineer

By: _____

Its: _____

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